Exhibit 99.c

Budget Statement

1                  Budget Statement

1.1                               Policy basis and summary

Sweden — from crisis to full employment

The Government’s priority is to achieve full employment in Sweden. Everyone who can work should also be able to have a job. There is no divide as great as that between those who have work and those excluded from the labour market. Providing more job opportunities is therefore a matter of fundamental fairness.

The route to full employment includes continuing to strengthen the work-first principle and reduce exclusion. It must be more worthwhile to work and to get an education. It must be easier and less costly to hire new employees. More companies must start up and flourish in Sweden.

The Government has taken strong measures to counter the financial and economic crisis and combat unemployment. Its efforts have been possible due to a responsible policy that has safeguarded public finances and made jobs its highest priority. Sweden is now coming out of the crisis. The economy and the labour market are recovering more strongly than expected. The recovery must be safeguarded and unemployment prevented from becoming persistent at a high level. The work to make the economy function better, reduce exclusion and sustainably increase the labour supply and employment continues. Reforms already implemented will be nurtured.

There is considerable uncertainty about developments elsewhere. Many countries have major problems in their public finances. Hence the recovery is fragile. Sweden’s ability to meet a new economic downturn has to be safeguarded. The policy stance for the Government’s new term of office is that the public finances will be in balance and show a surplus of 1 per cent of GDP in line with the surplus target. An uncertain future scope for reform, which will first appear towards the end of the Government’s term of office, should not be committed too rapidly. The Government will present both concrete, detailed proposals for 2011 and the next few years and its ambitions for reforms during this term of office, which will only be implemented to the extent that the surplus is ensured.

The substantive measures proposed in this Budget Bill total almost SEK 13 billion for 2011. The aim is to further improve the conditions for jobs and entrepreneurship and to safeguard and develop welfare.

Vigorous action will be taken so that unemployment does not become persistent at a high level. Targeted measures are needed for the long-term unemployed, young people and people with a weak foothold in the labour market. These proposals include more resources for work experience placements and coaching, economic incentives to young people who have not completed compulsory or upper secondary school to finish their studies and a strengthening of the special recruitment incentive.

Immigrants represent a major economic resource for Sweden and for pluralism in society. Immigration helps counteract a decline in the labour supply when the number of older people in the population increases. Increasing the supply of labour is essential to safeguard welfare and relieve the strain on the public finances on account of an ageing population. Moreover, research shows that immigration contributes to increased foreign trade and thus higher growth because people with a foreign background have a good knowledge of the business culture, politics, and language in their countries of origin. The successful integration of immigrants and refugees is based on the opportunity to work and earn a living. Many immigrants have a firm foothold in the labour market and it is crucial for newly arrived immigrants to be able to get a job as soon as possible. Expanded and accelerated labour market entry results in positive economic effects for municipalities and the central government in the form of both increased tax revenue and reduced transfer costs. It is thus urgent to put new immigrants’ potential to good advantage as well as to continue the work to improve integration.

The Government will focus on education. This Budget Bill includes proposals for further education for teachers, more time for teaching mathematics in compulsory schools and an apprenticeship system in upper secondary schools.

There was an extensive reform of the social security systems during the Government’s previous term of office. The passivity that previously characterised the process has been replaced by active measures. Major changes always lead to concern that individuals will suffer, something that one has to be sensitive to. During this term of office, the foremost political task is to nurture the reforms that have been implemented and ensure that they have the intended effect and do not have undesirable effects.

The Government will take additional measures to reduce the negative effects of the crisis and safeguard publicly financed welfare. This Budget Bill includes proposals for further reductions in the income tax for pensioners and higher housing allowances for families with children. The local government sector will be allocated an extra central government grant in 2011 of SEK 3 billion to promote welfare and jobs. A number of new measures are proposed to improve health care and elderly care.

Sweden will assume a special role in fighting the threats to the climate and the environment. Included in the Government’s proposals are measures to reduce emissions from cars and initiatives for the marine environment, environmental technology and energy research. The Government is presenting substantive proposals and ambitions for reforms amounting to about SEK 33 billion covering this term of office.

Included in its ambitions for reform are job stimulus measures and reduced exclusion via further tax cuts targeting low and middle income earners and a halving of the VAT for restaurants and catering services

The Government wants to introduce a general income insurance in the event of unemployment. How such insurance will be designed without having negative effects on the functioning of the labour market is, however, complicated and the matter is being examined by the cross-party inquiry into reforming social insurance.

The reform ambitions are conditional on good order in the public finances. It may be necessary to forgo making reforms or delaying them, or allocating additional financing if economic growth is weaker than expected.

In this way the Government continues to take responsibility for Sweden and will safeguard a secure development where more people will have jobs and welfare can be strengthened.

Safeguarding the recovery and forcing down unemployment

Sweden has fared better than most other countries during the worst economic crisis since the depression in the 1930s. Sweden’s economic recovery is broader and stronger than forecast in the 2010 Spring Fiscal Policy Bill. Both domestic demand and exports are important engines of the economic recovery.

The painful fiscal consolidation weighing down many other countries’ economies will not be necessary in Sweden. Thanks to the strong position of its public finances, Sweden is one of those OECD countries able to conduct the most expansive fiscal policy for dampening the fall in output and employment. Core welfare activities have been safeguarded and drastic cuts have been avoided. Special measures have been taken by the Government targeting groups that have suffered more than others because of the crisis. The extensive reforms carried out by the Government during its previous term of office to strengthen the work-first principle not only increase sustainable employment but also help alleviate the effects of the crisis.

GDP is expected to increase by 4.8 per cent in 2010, which is an upward revision of 2.3 percentage points compared with estimates in the 2010 Spring Fiscal Policy Bill.

Table 1.1 Key figures for the Swedish economy

Percentage change, unless otherwise stated

	2009	2010	2011	2012	2013	2014
GDP	-5.1	4.8	3.7	3.4	3.3	2.8
GDP gap(1)	-5.7	-3.3	-2.5	-1.6	-1.1	-0.5
Employed(2)	-2.1	1.0	1.1	1.2	1.3	1.2
Hours worked	-2.6	1.9	1.1	1.4	1.5	1.3
Unemployment(3)	8.3	8.4	8.0	7.4	6.7	6.0
Wages(4)	3.4	2.5	2.6	3.1	3.3	3.4
CPI(5)	-0.3	1.2	1.5	1.9	2.4	2.6
Net lending(6)	-1.2	-1.3	-0.4	1.0	2.0	2.9
Central government debt, per cent of GDP	37.0	34.6	32.4	29.7	25.7	21.1

(1) Percentage of potential GDP.

(2) Aged 15-74.

(3) As a percentage of the labour force aged 15-74.

(4) According to short-term wage statistics.

(5) Annual average.

(6) General government net lending as a per cent of GDP.

Sources: Statistics Sweden and Ministry of Finance calculations.

Employment continues to increase at a faster pace than previously estimated and unemployment is falling more rapidly than previously expected (see Figures 1.1 and 1.2). Unemployment is expected to be 8.4 per cent in 2010, which is considerably lower than the estimate in the 2010 Spring Fiscal Policy Bill when the unemployment forecast for 2010 was 9.2 per cent. At the same time, the decline in unemployment is expected to be relatively modest because the labour force continues to grow, as a result of the Government’s policy and other factors. The lasting negative economic effects of the crisis are expected to be smaller than previously anticipated.

The economic problems are not over. Even though GDP and employment are increasing at an unexpectedly good pace, the large fall in GDP at the beginning of the crisis means that resource utilisation in the economy is still low. Sweden remains in an economic downturn with high unemployment. There is considerable uncertainty about international developments, not least because of the problems in the public finances in many other countries. This indicates that the risks of a weaker recovery in the United States and Europe have increased compared with the forecasts in the Spring Fiscal Policy Bill. Heavily indebted countries have to finance their deficits at the same time that many European banks have to refinance their operations. This implies a risk that it will be more difficult and more costly to borrow and this may, in turn, cause renewed stress in the financial markets. Thus there is cause for continuing vigilance.

The recovery, however, may be more rapid than forecast. Forward-looking indicators are very positive. But all in all, the risks of negative economic growth predominate. This may delay the recovery in Sweden or, in the worst case, lead to a second economic downturn. Economic policy must therefore be designed with particular caution and with adequate safety margins to minimise the risks.

Ensuring a surplus is the highest priority

Sweden’s robust fiscal position has proved to be absolutely crucial in countering the financial and economic crisis. Sweden’s ability to face a possible new economic downturn must be ensured. The surplus target will be upheld and the established expenditure ceilings will be observed. Surpluses in the public finances will relatively rapidly be restored. This Budget Bill gives high priority to core welfare activities and measures to reduce the negative effects of the crisis. Larger tax cuts, aimed at continuing to reduce exclusion and increase employment, will first be implemented when stable surpluses have been achieved and sustainable scope for reform is ensured.

The Swedish economy’s rapid recovery signifies a strong recovery in the public finances. Including the measures proposed and announced in this Budget Bill, net lending is expected to once more show a surplus in 2012, which will increase to close to 3 per cent of GDP in 2014 This may make possible scope for new reforms during the Government’s current term of office. There is, however, a high degree of uncertainty. The risks are substantial. A new economic downturn may lead to persistent higher unemployment and thus reduced scope for reforms. Moreover, it is quite difficult to estimate the scope for permanent reforms for several years ahead since it is difficult to distinguish between structural and cyclical changes in net lending. This is particularly difficult with sharp cyclical swings like those in the latest financial and economic crisis. Sustainable scope for reform arises only if there is a structural improvement in net lending. In addition to this uncertainty, there are expenditure risks such as those in the sickness insurance system; for example, the number of sickness absences may develop differently than expected.

Under these circumstances, the Government considers it essential to have a safety margin relative to the surplus target up to 2014, given the current estimate of what constitutes an appropriate scope for reform during the current term of office. The Government is also of the opinion that any future scope for reform should not be committed in advance. Instead it should be checked regularly prior to each new fiscal year. It is more responsible to reduce too high a sustainable net lending by implementing important structural and welfare reforms when a sustainable scope for reform is assured than to be forced to make cuts.

The measures proposed and announced in this Budget Bill, which mainly refer to 2011, amount to almost SEK 13 billion. This amount is deemed to be well calibrated, considering both that fiscal policy in the short run should not be too tight in a situation in which resource utilisation continues to be weak and that fiscal surpluses should be ensured relatively rapidly. The preliminary estimate of the scope for reform for the remainder of this term of office is about SEK 40 billion. The estimate is based on the need to maintain a safety margin relative to the surplus target of at least 1 per cent in 2014. The scope for reform may later prove to be less or more.

The substantive measures proposed in this Budget Bill consist mainly of proposals for changes in appropriations and changes in tax rules for 2011, but also to some extent of announcements of certain expenditure reforms which enter into force after 2011 and which are thus included in the proposal for preliminary expenditure limits for the years after 2011. Furthermore, the Government discusses a number of reform ambitions for the years after 2011, which do not affect revenue and expenditure forecasts in this Budget Bill. The chances of implementing these proposals, however, are strictly conditional on not putting the public finances at risk.

The Government’s measures in this Budget Bill

In the 2011 Budget Bill, the Government will give priority to reforms with the following objectives:

•                  Full employment and reduced exclusion.

•                  Increased knowledge.

•                  Safeguarding and developing welfare and reducing the negative effects of the crisis.

•                  Improving the environment and climate.

Table 1.2 Reforms in the 2011 Budget Bill

SEK billion

	2010		2011	2012	2013	2014
Full employment and reduced exclusion
Labour market policy package			1.4	0.6	0.3	0.1
-Strengthening labour market initiatives			2.1	1.2	0.7	0.1
-Indirect effects of strengthened initiatives			-0.7	-0.6	-0.3	0
Integration			0.1	0.1	0.1	0.1
Entrepreneurship and sustainable development	2.0	(1),(2)	0.4	0.4	0.4	0.4
Increased standard deduction for housing sublets			0.1	0.1	0.1	0.1
Increased knowledge	0.5	(1)	1.2	1.9	2.2	1.9
Safeguarding and developing welfare, reducing the negative effects of the crisis
Local government			3.0
Pensioners			2.5	2.5	2.5	2.5
Health and medical care			0.5	1.5	1.5	1.5
Elderly policy			0.2	0.2	0.2	0.2
Family policy				0.9	0.9	0.9
Gender equality			0.2	0.2	0.2	0.2
Culture and sports			0.5	0.6	0.6	0.6
Improving the environment and climate			0.7	1.1	0.7	0.7
Other expenditure and revenue	1.1	(1)	2.0	1.4	1.1	0.6
Decline in net lending as a result of the proposals in the 2011 Budget Bill	1.6	(1)	12.8	11.4	10.7	9.7

Note: Amounts are rounded.

(1) Amounts refer to proposals submitted in the 2010 autumn supplementary budget.

(2) The amount does not affect net lending.

Full employment and reduced exclusion

The Government’s most important goal is to increase sustainable employment and reduce exclusion. One important current task is to take the measures needed so that unemployment will not become persistent. Measures should be carried out both to increase the labour supply and increase the demand for labour. This is aimed particularly at groups having a weak foothold in the labour market. The Government presents measures in this Budget Bill targeting the short-term unemployed, young people and the long-term unemployed. There are proposals for strengthened resources for work experience placement and coaching, increased incentives for young people lacking a compulsory or upper secondary education to complete their studies, more places in adult vocational training and an improved special recruitment incentive in 2011 and 2012. Labour market programme volumes will subsequently return to their levels before the crisis. To continue fighting the exclusion of those born abroad, the Government’s education initiative includes proposals for improving the competence of teachers of Swedish to immigrants (SFI) within the framework for the skills enhancement initiative for teachers, strengthening step-in jobs and increased resources for schools in exposed areas.(1)

What is critical is to ensure that jobs increase early in the recovery and that bottlenecks do not hamper a rapid and robust growth in employment. To facilitate labour market mobility, there will be a stimulus to the housing supply in the form of an increased standard deduction for private housing sublets.

A dynamic business sector with new and growing companies increases employment and helps finance our common welfare. The Government therefore proposes further reforms to improve the conditions for entrepreneurs. To improve the climate for innovation, proposals include an initiative to strengthen ALMI’s capacity to provide advice and mentoring, the financing of innovations through Innovationsbron and additional initiatives for administrative simplification for businesses. A special initiative of SEK 2 billion began in 2010 to improve development capacity in the interior of northern Sweden through the Inlandsinnovation initiative.

Increased knowledge

Education will be made the focus of the Government’s continued reform efforts. A well-functioning education system is crucial for increased sustainable employment and reduced exclusion and strengthens Sweden’s competitiveness. In the same way, research,

(1)   (Sfi = Swedish for immigrants.)

development and innovation are central parts of growth policy. The most important feature of the education initiatives is in the compulsory school. Both the quantity and quality of education will increase. In the education area, the Government proposes initiatives that include further professional training for teachers, more teaching hours in mathematics in compulsory school, an expanded apprenticeship system in the upper secondary school and in the adult education system and the introduction of grades beginning in year 6. Study support will be raised beginning in the autumn term of 2011. The Government also proposes strengthening student health in the school and the quality of higher education.

Safeguarding and developing welfare and reducing the negative effects of the crisis

The economic crisis has severely affected many people. Many have lost their job and are still unemployed. Others have been compelled to make difficult adjustments in order to earn a living for themselves and their families. For certain groups, incomes have grown weakly or fallen on account of the crisis and unemployment. The Government therefore continues to make reducing the negative effects of the crisis a priority. The income tax for pensioners will be lowered by raising the recently increased basic allowance. To strengthen the financial situation of single parents in particular, there is a proposal for raising the child element in the housing allowance.

This Budget Bill gives high priority to core welfare activities and measures to reduce the negative effects of the crisis. Good public health counteracts disparities in society, reduces the risks of people leaving working life prematurely, provides a better quality of life and adds more healthy years to a longer life. Improved health among children and young people increases their chances of getting established in the labour market and having a better life. In health and medical care, there are proposals for initiatives aimed at better patient safety and a third step in the dental care reform. As to the policy on elderly care, proposals include performance-based central government grants to municipalities and county councils to strengthen the holistic approach in health care and social services for older people. To safeguard welfare and jobs, it is proposed that the local government sector be temporarily allocated an extra central government grant of SEK 3 billion in 2011, in addition to the SEK 5 billion already allocated for 2011 and onwards that was announced earlier.

Improving the environment and climate

Climate change is the greatest challenge of our time and requires global solutions. Further initiatives are needed to reduce greenhouse gas emissions in a cost-effective way. Beginning 1 January 2011, an increase in the tax exempt low-level addition of biofuels to petrol and diesel will be made possible. There are also proposals for creating a demonstration programme for electric cars and hybrids and the introduction of a cutting-edge premium for cars with low emissions. There are also proposals for initiatives concerning the marine environment, environmental technology and energy research. An action plan to identify, limit and phase out dangerous chemicals will be drawn up.

The Government’s reform ambitions for the coming period

The Government’s policy will also in future focus on structurally warranted reforms that further improve the way in which the economy functions. The Government’s reform ambitions for this term of office will be carried out as the surplus can be secured.

The main aim of the policy is still to strengthen the work-first principle. Everyone who is able to participate in working life will be given the opportunity to do so. This reduces social disparities and thus the welfare systems can be sustainably financed. When employment increases and unemployment falls, it is essential to ensure that labour markets function well so that the upturn is not prematurely interrupted. Providing a stimulus to the labour supply, continuing to strengthen the incentives to work and for occupational and geographical mobility, and creating better conditions for hiring and for starting firms is crucial for a fair distribution and the development of welfare.

To reduce exclusion, increase sustainable employment and make it more attractive to start and run a business, the Government wants to further strengthen the in-work tax credit. When individuals and families get to keep more money in their wallets after tax, their independence and their opportunities to shape their own lives increase. The Government thinks that a difference in the taxation of income between wage-earners and pensioners has no intrinsic value. Its ambition is therefore to gradually reduce the difference in income taxes. An enhanced in-work tax credit should therefore be combined with lower taxes for pensioners. It is also the Government’s ambition to raise the lower threshold in the state income tax with the aim that fewer people with ordinary incomes will pay state income tax. The Government also intends to lower the value-added tax for restaurant and catering services while the tax on alcohol and tobacco will be raised.

The Swedish labour market model is a good basis for a well-functioning labour market. However, some groups such as young people and the foreign born have difficulty getting established in the labour market, thus necessitating minor adjustments to existing rules and other measures.

The Government wants to introduce a general income insurance in the event of unemployment. How such insurance will be designed without having negative effects on the functioning of the labour market is, however, complicated and the matter is being examined by the cross-party inquiry into reforming social insurance.

Research and infrastructure are two main areas where Sweden must be well equipped for the future. Both were high priorities during the Government’s previous term of office and it intends to carry out new initiatives in these areas.

The Government intends to review the taxation of savings in shares and other securities with a view to simplifying the rules and making the administration more efficient. Corporate taxation will also be reviewed with the aim of creating a robust system which will lead to more investment and increased welfare. It is the Government’s ambition to introduce a deduction for gifts to charities.

The temporary reduction in the taxable benefit for some green cars is important in advancing the newest and best technology for environmentally sound vehicles. A reform ambition of the Government is hence to extend the temporary reduction for cars equipped with the latest and best technology for operating with electricity or a gas other than LPG. The Government intends to come back with a detailed proposal in 2011 on what cars the reduction will include. There is still considerable strain on the judicial system. For people to feel safe, not only a functioning police service is needed, but also measures for crime prevention and a judicial system where all parts can work effectively.

Effects of the Government’s policy

Since 2006, the Government has implemented a number of reforms that have made it more worthwhile to work and simpler and less costly to hire employees, while improving matching in the labour market. Labour supply and demand have been stimulated. The structural reforms made thus far, including those reforms proposed in this Budget Bill, are estimated to increase sustainable employment by about 140 000 people in the long run.

The reforms, however, do not just affect employment. They also reduce the number of absences due to illness and contribute to increasing the number of hours worked by those who are already employed. In total, the measures taken thus far and the reforms proposed and announced in this Budget Bill are estimated to lead to a sustainable increase in the number of hours worked of 5.0 per cent in the long run, which is equivalent to about 200 000 annual work units. The in-work tax credit is expected to account for about half of this increase.

To combat the crisis, the Government has also strengthened and temporarily supplemented measures taken earlier aimed at preventing persistently lower employment, for example, through measures that maintain job search activities and through an expansion of labour market and education programmes. These measures are expected to reduce the effects of the crisis on sustainable employment by 25 000 people.

The Government’s policy in the period 2006–2011 is expected to increase household adjusted disposable income by an average of 6.9 per cent. In the long run, those with the lowest incomes will benefit the most.

1.2                               Overall objectives of economic policy

The main task of economic policy is to create the highest possible sustainable welfare by means of high sustainable growth, high sustainable employment, welfare that benefits everyone and economic stability.

The policy will contribute to growth and employment

To improve the conditions for good economic growth, measures that help increase employment, investment and productivity are crucial. Economic growth must in addition be compatible with a good environment and health; that is, it must be sustainable.

To achieve a sustainably high level of employment, it has to be worthwhile to work. For those not currently in the labour market, it must pay to take a job and for those who have a job it must pay to work more or take a job with greater responsibility.

Good business conditions are crucial for economic growth. To achieve a high level of private investment, Sweden must have a good business climate. The policy should also contribute to high productivity growth by creating good conditions for competition, research, innovation and learning.

The policy will contribute to everyone benefiting from welfare

The public financing of services targeting individuals according to need, irrespective of income and background, is one important means whereby welfare can benefit everyone. A policy for safeguarding core welfare services is therefore essential. With publicly financed education, health care and social services, the policy makes people’s living conditions more equitable.

For everyone to benefit from welfare, economic resources are also redistributed via public transfers. The aim of most public transfers, however, is not primarily to redistribute income between individuals but to redistribute economic resources over the life cycle. During low income periods in life, individuals receive various types of transfer payments and subsidies and during higher income periods in life, they instead pay more in taxes. Pensions, study support; and child allowances are examples of such transfers.

The policy will contribute to economic stability

Economic downturns result in increased unemployment and affect the individual and risk leading to social exclusion. Large cyclical swings may also lead to a lower level of productivity in the long run and thus to lower welfare.

Primary responsibility for stabilisation policy rests with the Riksbank via monetary policy. Fiscal policy indirectly helps dampen cyclical swings via the automatic stabilisers. In addition, there are special situations when for stabilisation policy reasons, fiscal policy needs to supplement monetary policy with direct measures. This happens primarily when there is a clear conflict of monetary policy objectives between stabilising inflation and stabilising employment (in connection with supply disruptions). It also happens in the event of large demand shocks when monetary policy measures are insufficient to mitigate the fall in demand. Unlike monetary policy, fiscal policy also has a role to play in implementing targeted measures in connection with large cyclical swings. Fiscal policy can also help equalise financial positions by means of specially targeted measures.

Return to a surplus in public finances

Achieving the targets for growth, income distribution and stability requires long-term fiscal sustainability. The fiscal framework will be respected; general government net lending is to show a surplus of 1 per cent of GDP over a business cycle and the established expenditure ceiling will be observed. Strong public finances in line with established fiscal targets ensure Sweden’s ability to meet future economic downturns from a position of strength. It also provides the basis for carrying out urgent reforms. Ensuring future surpluses in the public finances therefore has top priority.

1.3                               The Swedish economy

The Swedish economy is still in an economic slowdown with low resource utilisation and high unemployment. The recovery is nevertheless taking place on a broad front and is happening more rapidly than forecast in the 2010 Spring Fiscal Policy Bill. Both output and employment have increased at a good pace during the first half of 2010. Behind the change are an expansive economic policy and a rapid turnaround in the international demand for Swedish exports. These developments have helped make households and businesses increasingly optimistic and consumption and investment have picked up speed. This year and in the coming years, the Swedish economy will continue its recovery owing to strong domestic demand, improvement in the international economic situation, the Government’s reforms and the continuation of an expansive monetary policy. Resource utilisation in the Swedish economy is expected to return to a balanced level at the end of 2014.

At the same time, there is a significant risk of a worse outcome caused by the situation of government finances in other countries. Weaker growth in countries where there are substantial problems with government finances risks resulting in a slower economic recovery in Sweden and in the worst case, to a second downturn.

1.3.1                     The global recovery continues despite problems with government finances

The world economy continues to recover after the deepest recession since the 1930s. One factor contributing to the recovery is the economic policy measures that have been taken by governments and central banks around the world. The expansive fiscal policy has, however, helped worsen often already strained government finances in many OECD countries.

The most likely development over the next few years is that the global economic recovery will continue and that world trade will increase. The international recovery, however, is now entering a calmer phase. Government finances in most countries in the EU and in the United States require the governments there to implement major fiscal consolidations to reduce budget deficits. The consolidations are expected to reduce GDP growth in these countries in the next few years, something which in turn will restrain export growth and hence the economic recovery in Sweden.

1.3.2                     Strong GDP growth in 2010 and 2011

The Swedish economy has grown strongly in recent times and forward-looking indicators point to the continuation of a strong and broad recovery during autumn 2010. Both domestic demand and exports are important in driving the recovery forward. Despite the strong recovery in 2010, however, resource utilisation in the economy is low.

The prospects for a continued strong and broad recovery are also good in the coming period. A continuation of the expansive monetary policy combined with the Government’s reforms, for example, the in-work tax credit, the increased central government grants to local government and the reduced taxes for pensioners, helps increase household real disposable income. An increase in employment also has a positive effect on consumption and investment. At the same time, the severe economic slowdown has led households to increase their savings as a precaution, which has resulted in an historically high savings ratio. In the coming period, precautionary savings are expected to decline as the labour market improves, which will contribute to a relatively strong increase in consumption in the next few years.

The growth in world trade will contribute to an increased demand for Swedish exports. At the same time, investment will increase in line with rising capacity utilisation. In total, GDP is expected to rise by 4.8 per cent in 2010 and by 3.7 per cent in 2011 (see Table 1.3).

The recovery will continue in 2012—2014 and resource utilisation will come close to being in balance at the end of 2014. Because the recovery is progressing much more rapidly than predicted earlier, the permanent effects of the crisis are expected to be less than previously anticipated. As a result, GDP may grow more rapidly and reach a higher level without resource utilisation becoming strained.

Table 1.3 Key indicators

Percentage change, unless otherwise stated

Outcome 2009, forecast 2010-2014

	2009	2010	2011	2012	2013	2014
GDP	-5.1	4.8	3.7	3.4	3.3	2.8
Productivity(1),(2)	-2.6	2.8	2.5	2.3	1.8	1.6
Hours worked(2)	-2.6	1.9	1.1	1.4	1.5	1.3
Employed(3)	-2.1	1.0	1.1	1.2	1.3	1.2
Unemployment(4)	8.3	8.4	8.0	7.4	6.7	6.0
GDP gap(5)	-5.7	-3.3	-2.5	-1.6	-1.1	-0.5
Wages	3.4	2.5	2.6	3.1	3.3	3.4
CPI(6)	-0.3	1.2	1.5	1.9	2.4	2.6

(1) In the economy as a whole.

(2) Calendar adjusted.

(3) Aged 15-74

(4) Percentage of the labour force aged 15-74.

(5) Percent of potential GDP.

(6) Annual average.

Sources: Statistics Sweden, National Mediation Office and Ministry of Finance.

1.3.3                     Clear labour market recovery

The strong increase in output and the growing optimism in the business sector contribute to rising employment and increasingly positive recruitment plans. Employment in the service sector had already turned upwards in autumn 2009 and has continued to increase in 2010. In manufacturing, both output and employment began to rise early in 2010. Forward-looking indicators such as recruitment plans and newly registered job vacancies point to a continuing rise in employment in the autumn.

As demand and output rise in the coming years, employment and the number of hours worked will continue to increase, particularly in the service sector. In total, the number of people employed is expected to rise by about 220 000 from 2010 to 2014 as a result of the economic recovery, the Government’s policy and an increase in the working-age population.

Unemployment will thus go down. The decline will, however, be moderate in the next few years because the labour force will continue to grow for the same reasons that employment is rising. Unemployment is expected to total 8.4 per cent in 2010 and thereafter fall to 6.0 per cent by 2014 (see Figure 1.4).

As a result of the low resource utilisation, both prices and wages are expected to rise slowly in the next few years.

1.3.4                     A more stable financial market

Because of the extensive extraordinary measures taken by governments and central banks in autumn 2008, a financial meltdown could be averted. Subsequently, the functioning of the markets has improved step by step, but significant risks remain. In spring 2010, uncertainty increased again on account of the problems in government finances in several countries. The measures taken in connection with the crisis in government finances and the EU stress test of European banks have, however, helped reduce the uncertainty about the European banking system.

The European banks’ liquidity situation has eased compared with the situation in late spring, but it is still not normal. Banks are now more able to fund themselves in the market without the support of government guarantees, but at a higher cost than before the crisis. But the financial market conditions just before the financial crisis broke out were abnormally favourable. Risk premiums had been pushed down to levels that were unsustainable in the long run. There are, however, still risks associated with the funding of European banks and businesses, which are linked to large government financing requirements in the future, particularly in countries with large budget deficits.

The financial market situation is now on the whole more stable, but there are reasons for continued vigilance.

1.3.5                     Risks for a weaker development

In spite of the recent positive developments, there is still great uncertainty about the future course of the business cycle. It is also too early to say how the crisis has affected the functioning of the economy and thus how high long-term sustainable growth will be. The risks for a weaker development than in the base scenario are higher than the probability of a more favourable development.

There is a substantial risk that the problems in government finances in other countries will slow down the international recovery more than expected in the base scenario. The problems in government finances with large budget deficits in many countries may make households and companies in these countries more cautious because they know that large fiscal consolidations lie ahead. Such a development would result in lower economic growth and a weaker labour market internationally. It could also slow down Sweden’s recovery, for example through lower export growth. (See the box Effects of a high government indebtedness below).

In the worst case, the problems in government finances will create renewed financial market turmoil leading to developments similar to those in autumn 2008. In such a situation, it would be substantially more expensive and difficult for households and companies to borrow and for highly indebted countries to roll over their loans. This would lead to significantly weaker growth internationally, particularly in Europe, including Sweden.

But it is also conceivable that the recovery will be faster than foreseen in the base scenario. Forward-looking indicators for both households and companies are very positive and if these expectations are realised, the recovery could be stronger in autumn 2010. In such a scenario, there is a risk that labour shortages will occur in some sectors in the next few years.

Effects of a high government indebtedness

High levels of indebtedness and a substantial deterioration in the public finances in many countries will contribute to a protracted global economic recovery and will slow down long-term growth. This will also have an impact on Sweden’s economic growth.

Rapidly growing debts in many countries

In the wake of the financial crisis, the public debt has grown rapidly in most of the developed countries. According to OECD estimates, the debt ratio will increase between 2007 and 2011 from 62 to 95 per cent of GDP in the United States, from 167 to 205 per cent of GDP in Japan and from 71 to 97 per cent of GDP in the euro area.

There are several reasons for the high debt levels. Debt levels in many countries were already high before the crisis. This was a result of the substantial increase in debt during economic downturns from the 1970s onwards and the subsequent failure to return to earlier levels in good times. Sweden has diverged from this pattern since the mid-1990s and even the recent financial crisis has led to only a marginally higher debt in Sweden while in many other countries the financial crisis has been accompanied by a dramatic increase in the debt ratio. The reason was that in good times, Sweden maintained sufficient margins in the public finances to enable it to face the crisis without a steep increase in the public debt ratio.

Relatively little of the increase in the debt in many other countries in connection with the financial crisis is due to the fiscal stimulus measures and support to the financial sector. Each of these factors account only for about a tenth of the debt increase.(2) The primary reasons have instead been falling GDP growth, relatively low general government net lending before the crisis and permanent reductions in tax revenue on account of reduced tax bases.

A high public debt ratio is a threat to long-term growth

Both the high rate of increase and the levels of public debt hamper the global recovery. According to economic theory, public debt is likely to affect long-term growth primarily through two channels:

1.               The displacement of private investment via rising interest rates. When the public sector borrowing requirement increases, it becomes more difficult and costly for the private sector to borrow on account of higher interest rates on risk-free investments and other factors. Furthermore, in the event of uncertainty about whether the debt can be serviced, the public sector risk premium will rise. If the interest rate for the public sector rises, the rate for businesses and households generally also rises, further reducing private investment. Then rising public interest expenditure displaces other public expenditures.

2.              The negative growth effect of the higher taxes required to finance higher interest payments.

Most research in this area in recent years shows a significant correlation between debt accumulation and interest rates in individual

(2)   IMF (2010), Fiscal Monitor, May 2010.

countries.(3) Many studies show that debt has a non-linear effect on interest rates in the sense that the effect of an increase in the debt is greater for countries with relatively high debt burdens. New research shows a strong correlation between high debt levels (over 90 per cent of GDP) and lower economic growth. One study shows that there is a difference of about 2 percentage points in GDP growth between countries with low debt burdens (under 30 per cent) and countries with high debt burdens (over 90 per cent).(4) It is therefore a cause for concern that many countries are expected to reach the latter level in the coming years. According to the IMF, the aggregate potential growth rate in developed countries may decrease by more than half a percentage point if the debt burden does not fall back to pre-crisis levels.(5) There is also research showing that the level of welfare may decrease on account of a high public debt ratio because a high public debt ratio is connected to a weakening of the exchange rate.

Research in this area thus shows that the debt levels which many countries are expected to reach in the next few years risk reducing long-term growth. With high debt levels, the risk of a negative debt dynamic also increases, possibly leading to an uncontrollable debt spiral. In that case, the debt grows uncontrollably because there is insufficient revenue to pay the interest and new loans are taken out to pay the interest expenditure, which in turn leads to the need for additional borrowing with a spiralling interest rate. The higher the debt and the interest rate are, the higher primary net lending (net lending excluding interest) has to be for the debt to be stabilised or to decline. For those countries where a consolidation is needed, it is essential to present a credible account of how they intend to do this. Otherwise interest rates for these countries will rise and they will thus have greater difficulties keeping their debt under control.

Reducing debt may reduce growth in the short run

The large deficits and the high debt levels require substantial consolidations of public finances. The IMF estimates that there is a need for a sustainable consolidation averaging 8.7 per cent of GDP in developed countries in order for the debt to be under 60 per cent by 2030 and 6.5 per cent for the public debt ratio to return to its pre-crisis level. EU Commission estimates indicate that with the consolidations that have thus far been presented in EMU countries, the debt burden is expected to keep on increasing until 2020. Sweden’s gross debt is instead expected to decline sharply, to under 30 per cent of GDP by 2020.

While a substantial consolidation is necessary to reduce debt levels and avoid an accelerating debt, this may in the short run have a restraining effect on growth. This is particularly likely if the interest rate is already low to start with and thus cannot be cut in order to compensate for a tight fiscal policy. It is likely that the type of consolidation required will have a short-term negative effect on growth in the countries concerned. For countries with large debts, a consolidation may, however, have reverse effects; that is, economic activity will increase on account of increased general government net

(3)   For an overview, see for example, Haugh, D., P. Ollivaud and D. Turner (2009), “What drives sovereign risk premiums? An analysis of recent evidence from the euro area”, Economics Department Working Papers, No. 718, OECD.

(4)   Reinhart, C. and K. Rogoff (2010), Growth in a Time of Debt, American Economic Review, vol. 100(2), pp. 573-78.

(5)   IMF (2010), Fiscal Monitor, May 2010.

lending.(6) The effect on growth in the countries that need to make substantial consolidations is therefore uncertain and may vary from country to country. Even the way in which the consolidation is carried out will have considerable importance for the effect on growth. Economic research has shown that consolidations that primarily consist of reduced expenditures lead to higher economic growth and improved public finances compared with consolidations that focus on raising taxes. Thus it is important that consolidation programmes are credible in order for the negative effect on growth to be as small as possible.

(6)   Alesina, A. (2010), Fiscal adjustments: lessons from recent history, Paper prepared for the Ecofin meeting in Madrid April 15, 2010.

1.4                               The situation in the public finances

1.4.1                     Net lending is improving rapidly

The Swedish economy’s rapid recovery also signifies a strong recovery in the public finances. Net lending is estimated at -1.3 per cent of GDP in 2010 and -0.4 per cent of GDP in 2011. The improvement in net lending is primarily due to falling expenditures, such as fewer unemployed and fewer people on sick-leave and on early retirement, which together with strong GDP growth contribute to a decrease in public expenditure as a percentage of GDP through 2014. At the same time, the tax level will be about 45 per cent of GDP during the forecast period. Net lending will come to 1.0 per cent of GDP in 2012 and increase to 2.9 per cent of GDP by 2014. Improvements in net lending will take place primarily in the central government sector. The public old age pension system is moving towards a deficit in 2014 when pension payments rise. The local government sector reports slightly negative net lending for every year except 2010. One explanation for this is that local government allocations for pension commitments now affect net lending.

As a result of the brighter labour market situation and the rise in new orders received by the Swedish export industry, public finances are expected to grow more strongly than estimated in the 2010 Spring Fiscal Policy Bill. The recovery in manufacturing will lead to higher income from corporate tax. As a result of the higher employment, lower interest rates and the proposal for reduced income taxes for pensioners, household disposable income will increase more. This makes higher private consumption and thus higher revenue from the value-added tax possible.

Compared with the forecast in the 2010 Spring Fiscal Policy Bill, savings in the local government sector will have worsened by about SEK 5 billion during the forecast period. This is largely due to changes in the reporting in the national accounts of municipalities and county councils’ pension costs (see Section 10.2.3).

Table 1.4 Consolidated general government finances

SEK billion

	2009	2010	2011	2012	2013	2014
Revenue	1 607	1 651	1 704	1 788	1 874	1 960
Percentage of GDP	51.7	50.2	49.4	49.6	49.6	49.7
Taxes and charges	1 435	1 488	1 531	1 607	1 686	1 764
Percentage of GDP	46.2	45.2	44.4	44.6	44.7	44.7
Other income	172	163	173	181	188	196
Expenditure	1 643	1 692	1 718	1 750	1798	1 845
Percentage of GDP	52.9	51.4	49.8	48.6	47.6	46.8
Net lending	-37	-41	-14	38	77	115
Percentage of GDP	-1.2	-1.3	-0.4	1.0	2.0	2.9
Consolidated gross debt	41.7	39.1	37.1	34.5	30.7	26.2

The consolidated gross debt is estimated to reach 39.1 per cent of GDP in 2010 and fall to 26.2 per cent in 2014. The debt level has been revised downwards compared with the estimate in the 2010 Spring Fiscal Policy Bill.

There is considerable uncertainty in the estimate of the public finances. In the short run, revenue from capital taxes may deviate both upwards and downwards. Looking a little further ahead, labour market developments are the greatest source of uncertainty as around 60 per cent of total tax revenue consists of taxes on earned income. A worse development in the labour market would also entail increased expenditures. If the forecasted decline in ill-health, particularly in sickness and activity compensation, does not occur, this would also entail higher expenditures. The cumulative assessment is that the risks of a worse outcome than that in the base scenario predominate.

Because of its healthy public finances, Sweden, unlike most other EU countries, is not subject to an excessive deficit procedure within the framework of the EU Stability and Growth Pact. Sweden has respected this framework and met the targets every year since it was introduced and is also expected to do so the coming years.

1.5                               Scope for reform and the return to a surplus in public finances

1.5.1                     Importance of a rapid return to a surplus in public finances

Public finances are improving rapidly as the economy strengthens. It appears that Sweden will be able to return to a surplus in public finances in line with the surplus target when the economic situation returns to normal without having to take a decision on further budget consolidation. Compared with many other countries, the way back to a surplus will therefore be less dramatic.

Returning to a surplus in the public finances is important for several reasons. As the most recent crisis illustrated, public finances in good order are essential in order to be able to handle the challenges confronting fiscal policy in such a situation. It is important to be able to face future downturns with strong public finances. Returning to a surplus within a reasonable time horizon is also essential in order to meet budgetary targets and maintain confidence in fiscal policy, which is ultimately necessary to ensure sustainable public finances in the long run. In determining at which pace a surplus should again be achieved , it is at the same time important, in the current situation where resource utilisation continues to be weak and unemployment high, that fiscal policy is not too tight.

As a result of the deep economic downturn, public finances have been weakened substantially, even though from an international perspective, the deficits have been limited. The Swedish deficits are primarily the result of the automatic stabilisers having worked fully, which has been crucial in maintaining demand in the economy. Moreover, the Government with its stimulus measures has actively helped dampen the fall in employment and prevent employment from becoming persistent at a high level.

When the economy recovers, public finances will strengthen again. It is important to find a balance for fiscal policy between the need to shore up the recovery and the requirement to re-establish a surplus in public finances. Net lending will show a surplus in line with the surplus target when the economy and resource utilisation are at normal levels. It is the Government’s opinion that the economy will be close to a balanced resource utilisation in 2014. According to the forecast, net lending will reach 1 per cent of GDP as early as 2012, even though resource utilisation remains weak that year (see Figure 1.7). In 2014 net lending will be almost 3 per cent of GDP in the absence of new measures in addition to the substantive measures proposed and announced in this Budget Bill.

1.5.2                     Scope for new measures

Stronger public finances may provide some scope for reform if the improvement is structural

The current estimate thus indicates that actual general government net lending will amount to 1 per cent of GDP as early as 2012 and that in the absence of new reforms, it is estimated at well over 1 per cent of GDP (the surplus target’s level) in subsequent years. Consequently, there may possibly be some scope for permanent reforms in the future alongside the substantive measures proposed and announced in this Budget Bill. Scope for permanent reforms may, however, only arise if there is an improvement in net lending - in addition to the surplus target - that is sustainable, that is, if the improvement is due to structural factors.

It is important to base an estimate of the scope for reform on the analytical framework presented in the 2008 Spring Fiscal Policy Bill (Govt. Bill 2008/09:100, pp. 141-146). Under this framework, a reconciliation is made both with the budgetary framework and the Swedish economy. In addition, the uncertainty in the estimate should be taken into account and the actual risk picture considered (see also Section 4).

In order to estimate the scope for reform in a more systematic manner taking into account the economic situation, the Government uses two indicators: structural net lending and the seven-year indicator. Structural net lending adjusts net lending directly for the economic situation measured by the GDP gap. Structural net lending indicates how large net lending would be if the economic situation at a normal phase of the business cycle were normal. The seven-year indicator is a moving average of net lending in the year specified, the three years immediately preceding it and the three subsequent years. The indicator thus takes the economic situation into account to some extent since it is an average over several years. Because these years do not necessarily consist of equal numbers of upturns and downturns, a cyclical adjustment of the seven-year indicator made via the average for the GDP gap in the years in question is also presented.(7) The estimate of the scope for reform, in both the short and the long run, is based on an estimate of these various indicators, taking the economic situation, uncertainty in the estimate and the current risk situation into account.

Scope for reform in the short run

Given the forecasts for general government net lending and for the GDP gap, structural net lending will be around 1 per cent of GDP in 2011 (see Table 1.5). The seven-year indicator is marginally under the target. The cyclically adjusted seven-year indicator is, however, considerably higher than the target for 2011. Owing to the uncertainty in the measure and the risk of an asymmetric economic growth, some importance should also be given to the unadjusted seven-year indicator. The estimate in that case is that net lending should be in line with or somewhat higher than the surplus target. Looking only at the indicators for 2011, all in all there is not expected to be any further scope for reform in 2011 beyond the reforms proposed or announced in this Budget Bill or announced earlier and adopted with entry into force in 2011. The weakening of net lending as a result of the substantive measures proposed or announced in this Budget Bill, which amount to almost SEK 13 billion, are considered well balanced given the need to return to a surplus in the public finances relatively rapidly and at the same time to avoid too tight a fiscal policy in a situation in which resource utilisation is still weak.

Table 1.5 Net lending and indicators for its reconciliation with the surplus target

Per cent or GDP and potential GDP

	2009	2010	2011	2012	2013	2014
Net lending	-1.2	-1.3	-0.4	1.0	2.0	2.9
Seven-year indicator	0.8	0.8	0.7
cyclically adjusted (1)	1.5	1.7	1.9
Structural net lending	2.1	0.6	1.0	2.0	2.7	3.2
GDP gap	-5.7	-3.3	-2.5	-1.6	-1.1	-0.5
Seven-year average	-1.2	-1.6	-2.0

(1) The cyclical adjustment is made by decreasing the indicator’s value by the GDP gap for the corresponding period multiplied by an assumed budget elasticity of 0.55.

Note: Figures for 2009 are outcome data. The table includes proposals in this Budget Bill.

Sources: Statistics Sweden and Ministry of Finance.

Scope for reform over this term of office

Looking only at the seven-year indicator for 2011 (which also includes net lending for 2012-2014), it is, as also noted above, not obvious that there will be any future scope for reform. The estimate of structural net lending indicates, however, an increase in the scope for reform over time. An estimate like this is, however, uncertain. The risk situation suggests that the scope for reform towards the end of the forecast period may be considerably smaller than what structural net lending indicates. The estimates of structural net lending are also uncertain. An uncertain future scope for reform should therefore not be committed in advance. Instead it should be validated prior to each new budget year. It would be more responsible to correct too high a permanent net lending afterwards by taking urgent structural and welfare reforms than to be forced to make cuts if, for example, the negative risk situation were to be realised.

The substantive measures proposed in this Budget Bill consist mainly of proposals for changes in appropriations and changes in tax rules for 2011. But they also consist to some extent of announcements of some expenditure reforms that come into effect after 2011 and are thus included in the proposal for preliminary expenditure limits for the years after 2011. Furthermore, the Government discusses a number of reform ambitions for the years after 2011, which do not affect revenue and

(7)   For a more detailed description of these indicators, see Section 4.

expenditure forecasts in this Budget Bill. These reform ambitions, and the timetable for them, are conditional on ensuring a sufficiently large surplus in the public finances and a sustainable scope for reform actually emerging. In order to be able to outline these reform ambitions and specify priorities for this term of office, the Government has nevertheless made a preliminary estimate of the scope for reform for its entire term of office in which the uncertainty in the estimate has been taken into account by estimating the scope for reform with a safety margin related to the surplus target.

In total, the Government estimates that it is reasonable in the current situation to maintain a safety margin of at least 1 per cent of GDP in structural net lending in 2014, if the negative risk situation, a normally asymmetric business cycle given the methods used, and the uncertainty in the estimate of structural net lending are taken into account. Taking into consideration the need for such a safety margin, the scope for reform over the current term of office, in addition to the substantive reforms proposed or announced in this Budget Bill or previously announced or adopted, is estimated preliminarily to come to about SEK 40 billion (see also Section 4). This scope may later prove to be less or more.

Budget consolidation may be required in order to increase the scope for urgent structural reforms

The need for budget consolidation measures cannot be ruled out on the revenue and/or expenditure side. Such measures may be needed to make scope for urgent structural reforms during the current term of office. Consolidation measures may also be necessary if, for example, social insurance expenditures rise again. An important starting point is for public resources to be used in a more effective and efficient way. The potential for greater efficiency must be used. Another important starting point is that economically efficient tax increases can be used to finance a reduction in economically harmful taxes, but that tax increases are not normally to be used to finance increased expenditure.

The expenditure ceiling — an important tool

The expenditure ceiling proposed by the Government is based on an overall assessment of the fiscal framework and on the forecast for the public finances. It is also based on setting the expenditure ceiling at a level that is consistent with the surplus target and a long-term sustainable fiscal policy. The Government’s estimate in the 2010 Spring Fiscal Policy Bill was that the expenditure ceiling should increase by SEK 10 billion a year in 2013 and 2014. The Government considers this to be a balanced estimate. The level chosen for the expenditure ceiling signals a return to expenditure ceilings that are more consistent with the surplus target. But as a result, the budget margin for 2013 and 2014 will decline compared with the relatively large margin in 2012. Consequently, the expenditure ceiling will determine expenditure growth even more.

Table 1.6 Central government expenditure ceiling, 2010-2014

SEK billion, unless otherwise stated

	2010	2011	2012	2013	2014
Government’s proposed expenditure ceiling	1 024	1 063	1 083	1 093	1 103
Expenditures subject to the ceiling	989	1 006	1 009	1 022	1 043
Budget margin	35	57	74	71	60
Budget margin, percentage of expenditures subject to the ceiling	3.6	5.7	7.3	6.9	5.8

Source: Ministry of Finance calculations.

The budget margin will allow reforms if the surplus target does

It is important to point out that the budget margin indicates the maximum scope for reform on the expenditure side in view of a number of other restrictions. The scope for reform on the expenditure side is primarily limited by the surplus target. The tax policy during the current term of office will also limit the scope for reform on the expenditure side since a tax cut uses some of the potential scope for reform. Lastly, the scope for reform on the expenditure side is limited by the need for a safety margin under the expenditure ceiling. If all the above conditions are met, some of the budget margin can be used for reforms.

The level of the expenditure ceiling in 2013 and 2014 will lead to a decrease in the budget margin compared with 2012. But the margin in 2014 will be greater than the Government’s guidelines for its minimum level for this time horizon. At the same time, there is substantial uncertainty in the expenditure forecast. The guidelines for the size of the budget margin first take into consideration the uncertainty about macroeconomic developments and thus the impact of the automatic stabilisers on expenditure growth. The sharp drop in the volumes in the transfer systems that the expenditure forecast is based on may, however, indicate a need for a somewhat greater safety margin than what is normally justified.

1.6                               Challenges for the Swedish economy

1.6.1                     Challenges for the stabilisation policy

Sweden’s growth prospects have brightened and the signs of a recovery have become more evident compared with the assessment in the 2010 Spring Fiscal Policy Bill. The recovery is supported by the continuation of an expansive monetary policy, automatic stabilisers that are working fully and a number of fiscal policy measures. It is the Government’s opinion that no further large stabilisation policy measures need to be taken in the current economic situation.

Preparedness for worse economic developments

Despite clear signs of a recovery in the Swedish economy, there are significant risks that developments could be worse than described in the base scenario. Many countries have large debts and public finances that have to be consolidated while interest rates are expected to rise over time. If turmoil in the financial markets spreads again, the risk of a weaker economic upturn or even a second economic downturn will increase. It is therefore important to remain well prepared for both renewed financial turmoil and the need for new stimulus measures.

If the Swedish economy turns sharply downwards, new countermeasures may need to be considered. Even if the international turmoil does not lead to a serious global crisis, it risks causing a delay in Sweden’s economic recovery. In that case, it would increase the risk that unemployment will become persistent at a permanently high level. Further measures to prevent such a development may then need to be considered.

From an international perspective, Sweden has a good fiscal position. This will make it possible to handle any fresh financial turmoil, a more drawn-out recovery or even a new economic downturn. Against this background, it is important to rapidly regain a surplus in the public finances. An important step in achieving this is phasing out the temporary stabilisation policy measures taken in the current slowdown so that they do not become permanent. This will ensure that there is room for manoeuvre in stabilisation policy without the risk that the market will demand a risk premium from Sweden that entails higher borrowing costs. This is particularly important as the large debts now being accumulated in some parts of the world may in future push up global borrowing costs in the event of a new economic downturn. This is important even with a more normal cyclical development. One challenge for stabilisation policy in the current situation is thus to phase out the temporary measures at an appropriate pace, while taking into account the need to return to a surplus and underpin the economic recovery.

Preparedness to prevent bottlenecks and tendencies towards overheating when the economy picks up

As resource utilisation increases, the policy must also gradually be adjusted to prevent bottlenecks and tendencies for the economy to overheat. This can be done by modifying active labour market programmes and by shifting the emphasis from demand-stimulus measures to supply side measures.

Ensuring the financial markets keep functioning

An important part of stabilisation policy is ensuring financial stability and a well-functioning credit market. Even though the situation has stabilised, developments in the financial markets must continue to be carefully monitored. Financial stability and the provision of credit to business and households must be ensured. Phasing out support programmes therefore has to be carried out in a responsible manner and the need for new measures promptly considered in the event of possible fresh financial turmoil.

1.6.2                     Challenges for structural policy

To create the highest possible standard of welfare via high economic growth, structural measures have to be taken over time. The

Government’s work has focused, and will in the coming period focus in particular on increased sustainable employment, education and enhanced knowledge, welfare funding, the climate challenge, and globalisation and competitiveness. The European Union has also agreed a strategy for sustainable growth and full employment, the Europe 2020 strategy. The strategy consists largely of the structural policy challenges mentioned above. Under the strategy, Member States are to establish targets in the different areas included in the strategy. The Europe 2020 strategy is described in a box at the end of this section.

1.6.2.1           Increased sustainable employment

Structural and stabilisation policy challenges in the labour market should be seen in the same context, as cyclical problems risk leading to protracted structural problems. There is, for example, a risk that unemployment will become persistent at a high level for a long time or that people who lose their job will leave the labour market. Effects of the crisis like these lead to lower employment and production capacity in the economy for a long time to come.

There are now clear indications that the labour market has begun to recover during 2010. Both the labour force and employment have increased during the first half of 2010 and unemployment has started to fall (see Figures 1.8 and 1.9). The incipient upturn in employment in 2010 indicates that there is little risk of jobless growth in this economic upturn.

The labour force did not decrease during the crisis and it has now begun to increase again, which is a positive sign. In the long run, it is the labour supply that determines employment and thus also the production capacity in the economy. It is therefore very important to maintain labour force participation even in economic slowdowns even though this contributes to higher unemployment, as the likelihood of returning to work has proved to be greater for someone who is unemployed than for a person who has left the labour force. During the first half of 2010, the employment upturn has been so strong that unemployment has begun to fall even though the labour force is increasing.

Another positive sign is that the number of job vacancies is increasing. Statistics from both the Swedish Public Employment Service and Statistics Sweden show this. There are now many job vacancies, particularly in the private sector, but also in the public sector (see Figure 1.10). Firms’ recruitment plans are also positive (see Figure 1.11). These forward-looking indicators suggest that employment will continue to increase during autumn 2010.

Long-term unemployment is a serious problem not only for the individual, but also for society as the probability of finding a job decreases as the duration of unemployment increases. An increase in long-term unemployment thus risks reducing production capacity in the economy. During the crisis, long-term unemployment has risen sharply. Now, however, there are signs that it is increasing more slowly.

The risk of long-term unemployment differs from group to group as shown in Figure 1.12. People born outside Europe, older workers and people with no more than a pre-upper secondary education are more likely to be long-term unemployed compared with other groups.

All in all, there are thus clear indications that the recovery in the labour market is picking up speed in 2010. Employment is expected to increase and unemployment to decrease up to 2014 (see Section 1.3). The relatively high labour force participation indicates that production capacity in the economy is comparatively high and that the potential exists to increase sustainable employment. One serious problem, however, is that unemployment spells have been protracted on account of the crisis and thus risk slowing down the upturn in sustainable employment.

Employment policy challenges in the next few years

The measures to alleviate the impact of the crisis on the labour market should be gradually adjusted in light of the new labour market situation. In the acute stage of the crisis, policy focused on lessening the fall in employment and on measures to ensure that the unemployed stayed motivated and employable. Now the measures should to an increasing extent be aimed at facilitating the economic upturn.

        When the demand for labour picks up, it is important that the unemployed look for work in order for the increasing demand to rapidly lead to employment without the emergence of overheating and bottlenecks. It is also important that the unemployed are available for employment. It is therefore appropriate to reduce levels in labour market programmes directed at the short-term unemployed as the demand for labour grows and thus reduce the risks of locking-in effects. Moreover, it is important to monitor the labour market carefully so that shortages do not arise in certain occupations or regions. There must be a readiness to rapidly implement measures counteracting any such development.

One important policy challenge is to ensure that the long-term unemployed also benefit from the economic upturn. It is therefore important that the long-term unemployed also look for the jobs that are being created. To increase their competitiveness in the labour market, wage subsidised employment also continues to be an important instrument The long-term unemployed with limited education may also be in need of further education in order to be competitive in the labour market.

As a result of the economic crisis, the Government’s measures have largely focused on reducing the impact of the crisis on the labour market. When the labour market situation normalises, the focus should once more be on the long-term work to increase sustainable employment by reducing social exclusion.

There are some groups that have a relatively weak foothold in the labour market and for whom the labour market still does not function satisfactorily. Young people, the foreign born, people with disabilities that reduce their capacity to work, people with no more than pre-upper secondary education and older people are groups that have a considerably worse labour market situation than the working-age population as a whole.

Young people, particularly those who have not completed an upper secondary school leaving certificate, are more often unemployed than the population as a whole. People with relatively little education are also among those at risk of persistent long-term unemployment. Therefore, education policy is of major importance for labour market development and among the aims of the upper secondary school reform are improving the throughput and reducing the number of school drop outs. To improve throughput and results in schools, the Government in its previous term of office concentrated on measures to improve quality such as a skills enhancement initiative for teachers (lärarlyft), new teacher training, a new education act and a reformed upper secondary school. In this Budget Bill, the Government proposes to continue its education initiatives, including continuation of the skills enhancement initiative for teachers, more time for teaching mathematics, an extensive apprenticeship programme and a student health initiative. The Government also proposes that unemployed young people aged 20—24 who have not completed their compulsory or upper secondary education be temporarily eligible for the higher study support benefit level on the condition that they quit their studies before mid-year 2010.

Older people who lose their jobs face a difficult labour market situation and are at risk of ending up in long-term unemployment or leaving the labour force. In addition, many voluntarily leave the labour force relatively early, for example, via supplementary pension schemes. It is important to encourage longer labour market participation, not least to safeguard the financing of the public sector. The most important measure for stimulating the labour supply among older people is the higher in-work tax credit for people who have turned 65. To increase the demand for older workers in the labour force, the special employer’s contribution on wages and the tax on income from active business activities have been abolished for people over 65. People aged 55—64 can also get new start jobs for a maximum of ten years, which is twice as long as people aged 26—54 get. In addition, the qualifying time for a new start job has been temporarily shortened from twelve to six months for people who have turned 55 in order to improve older unemployed people’s chances of remaining in the labour market.

The foreign born have a substantially lower employment rate (the share of employed people in the population) and higher unemployment than people born in Sweden, even though considerable variation exists. It is essential to increase the labour supply among people born abroad and improve the integration of newly arrived immigrants so that they can quickly find work. More rapid establishment in the labour market of the foreign born is even more important when the share of foreign born in the working-age population grows. The Government will therefore introduce a new system to enable newly arrived refugees to become established in the labour market more rapidly. The reformed system includes introducing a state benefit that strengthens the individual’s incentives both to participate in activities and to work while getting established. The Public Employment Service has also been given a clearer role and a coordinating responsibility for speeding up the establishment of newly arrived people. There are step-in jobs and new start jobs for the foreign born with residence permits during their first few years in Sweden. The Government has also taken measures to improve the validation of foreign education and other vocational skills.

Everyone should have the opportunity to participate in working life based on their abilities and circumstances but many people with disabilities are very detached from the labour market. Their chances of being able to find, get and keep a job must therefore be improved. The Government intends to strengthen the Public Employment Service’s administration appropriation by SEK 200 million in 2011 in order to give priority to this task. The work to identify and remove obstacles currently existing in the labour market must continue and be reinforced. The Government will also continue the work to improve the possibilities for young people with disabilities to find jobs and participate in the community. Before 2011, the Government intends to develop a five-year strategy for the work with the overall disability policy objectives with sub-objectives that can be followed up and clear roles for the implementation.

1.6.2.2           Education for a higher standard of welfare

Education is essential both for the individual and for society in general. A good school makes up for differences in students’ living conditions and opportunities and lays the basis for people’s future prospects. Education improves people’s knowledge and abilities. Higher productivity increases the chances of getting a job and also yields a return in the form of higher wages. Thus consumption possibilities and the potential for charting one’s own life increase.

Society also has much to gain from education. Higher productivity and employment improve the conditions for economic growth, increase the common good and contribute to a more equitable distribution of income. Studies show that countries with a better educated labour force have higher growth. An unequal distribution of knowledge contributes to an unequal distribution of income. A well-functioning education system can reduce some of these income differences.

Because education in particular improves weak groups’ labour market position, employment may increase on account of reduced exclusion. A well-functioning education system that equips young people with the right skills is probably the most effective way of improving young people’s labour market situation, and thus counteracting high youth unemployment. The foreign born and newly arrived immigrants’ chances of succeeding in the labour market increase considerably if they can be effectively integrated into the education system.

New and increased knowledge through education are also required to maintain and increase international competitiveness. One challenge is therefore gradually to adapt the education system to supply the business sector with a well-educated labour force and to facilitate structural change. Swedish companies can best compete on the basis of knowledge and quality because it leads to higher economic welfare.

Even though Sweden has a well-educated labour force, there have been serious deficiencies in the education system that the Government during its previous term of office worked intensively to remedy. The proposals presented in this Budget Bill are aimed at coming to grips with the deficiencies in the education system so that the availability of a well-qualified labour force can be a stronger competitive factor for Swedish firms in the future.

1.6.2.3           Welfare funding

Increased demand for welfare services

With increased welfare, average life expectancy rises. In Sweden, as in many other countries, the share of elderly in the population will increase in the future on account of the positive growth in average life expectancy.

According to Statistics Sweden’s population forecast, 25 per cent of the population will be 65 or older by 2050. The corresponding figure for 2009 was 18 per cent. The percentage of people over 75 will almost double in the next 40 years, while the number of young people and the number of people of working age is expected to remain constant.

The demographic developments will probably lead to an increase in the demand for publicly financed welfare services. Estimates presented in the 2010 Spring Fiscal Policy Bill show that the public finances are sustainable in the long run with unchanged tax and welfare systems and demographic developments in line with Statistics Sweden’s population forecast. The estimates assume that the quality of tax-financed welfare services is unchanged over time. Updated estimates do not change this assessment.(8)

In recent decades, however, the cost of welfare services has risen more than explained by the demographic developments. One reason for this development is that there is more demand for higher quality welfare services as living standards improve and a higher quality often leads to increased costs. To the extent that this development continues, the cost of welfare services will rise more rapidly than justified by demographic developments. This may lead to significant strains on the public finances. A compensating factor may be that the historic improvement in people’s health will continue in the years ahead. A development like this may reduce the demand for health care.

A challenge for structural policy is to design a policy for increased demand for welfare services that can be reconciled with the need for sustainable public finances. The public welfare systems need to be designed so that they will be stable in the long run while legitimacy and confidence in the systems are preserved.

High employment is the basis for financing welfare

A policy aimed at high sustainable employment is crucial to safeguard and develop core welfare activities, as more people who work and a longer working life increase the number of hours worked and thus tax revenue, while the costs associated with exclusion decline.

Streamlining the welfare systems

Streamlining the publicly financed welfare systems contributes to their long-term financing. This is important to safeguard the principle that health care and social services are provided according to need and financed collectively. It is therefore important that the work to streamline the systems is ongoing. It concerns measures that improve productivity in the publicly financed services and measures to reduce overuse of the social security systems. It is also essential for public authorities and other concerned bodies’ work on streamlining the systems’ administration to continue.

The Government’s work promoting greater competition and entrepreneurship in health care and social services is a part of its work to encourage innovation and increase productivity in the welfare sector.

Technological developments in health care and social services lead to quality improvements. High quality is important for maintaining confidence in the welfare systems and their legitimacy.

The ability to adapt and extend the welfare services continues to impose heavy demands on the design of the policy.

Tax policy is a key factor in welfare and employment

Taxes should be designed to provide sustainable financing of public expenditure while providing the highest possible standard of welfare. In this connection, the impact of taxes on employment is important in that high sustainable employment not only strengthens the financial position of those with a job, but also contributes to sustainable public finances.

Tax policy therefore focuses on identifying and implementing those changes that can best help strengthen welfare and increase employment. The aim is to improve the conditions for work, education, skills development and investment. Given this aim, it is particularly important to reduce the tax wedges on labour and investment and thus increase GDP and welfare.

1.6.2.4          Climate challenges

The climate issue is the greatest challenge now confronting humanity and an urgent concern for all countries. Broad and international agreements on radical reductions in emissions of greenhouse gases are absolutely critical for success in the global climate work. A global agreement where all countries contribute to sufficient emission reductions is needed to follow the Kyoto Protocol. The industrialised world needs to take

(8) The S2 indicator is unchanged.

the lead by making the largest emission reductions as well as providing support for climate adjustments in the poorest countries. But emission reductions in the developed countries are not sufficient to meet the climate threat. Rapidly growing economies in the developing countries also need to bear a considerable part of the cost of emission reductions. Mechanisms and transfers of resources for investments should be designed for effective emission reductions and provide developing countries with the opportunity for growth with low emissions.

The commitments made within the framework of the Copenhagen Accord are far from adequate. At the same time, the Copenhagen meeting resulted for the first time in international commitments on emission reductions and on limits from the world’s largest economies, among them, the United States, China, India and Brazil. The Accord contains the building blocks needed for an agreement, even if not on the scale or with the level of ambition required. Even though the Swedish and EU level of ambition cannot be found in the Accord, there is now a better basis for continuing discussions than there has ever been before.

The EU has, among other things, during Sweden’s EU Presidency in the autumn of 2009, moved several important issues forward. It is a success for the EU that the two degree target has received the support of the world’s largest economies, that other commitments have been made by major emitting countries and that initiatives under the Copenhagen Accord have been financed for the next few years. Sweden has a strong tradition and high ambition, but thus also a major responsibility, to push the international process ahead towards an agreement.

It is the Government’s ambition to strengthen Sweden’s role in the international climate negotiations. The EU will reduce its emissions by 30 per cent by 2020 compared with 1990. This is to take place within the framework for an ambitious international climate agreement in which other developed countries make similar commitments and rapidly growing countries also contribute.

Sweden’s national climate policy is based largely on cooperation within the EU. The Alliance parties’ energy and climate agreement laid the foundation for a long-term, sustainable and cost-effective climate and energy policy. The agreement is based on reports from the Scientific Council, the Parliamentary Climate Committee and the dialogue conducted by the Government with different actors in society on energy and climate issues. The Scientific Council recommended that Sweden’s emission of greenhouse gases should decrease by 20—25 per cent by 2020 and by 70—85 per cent by 2050, compared with the 1990 level in order for Sweden to shoulder its global responsibility. The Alliance’s agreement means that the emission of greenhouse gases for the activities not covered by the EU emissions trading system will decline by 40 per cent by 2020 compared with 1990. By 2050, Sweden will not have any net emissions of greenhouse gases to the atmosphere.

Cost effectiveness and long-termism are key factors, as they enable a uniquely high international level of ambition at the same time that they give the signals that energy market actors need. The high ambitions set by the Government in the climate area create the basis for continuing the strong Swedish leadership in the ongoing international climate negotiations.

1.6.2.5           Globalisation and competitiveness

Trade in goods and services, companies’ direct investments and cross-border labour mobility - elements, which among other things are included in the concept globalisation - form the basis of economic prosperity in a small country like Sweden. Through trade and direct investment, Swedish firms can sell their products in other markets, thus increasing output and employment in Sweden. When foreign companies offer their products for sale in the Swedish market or establish themselves here, Swedish consumers are able to benefit from more, cheaper and better goods and services, while important expertise is transferred to the business sector. When labour becomes increasingly mobile across borders, labour markets are expanded and consequently ideas and experience can be better utilised, both by Swedes working abroad and by foreign labour in Sweden.

In order to benefit from the advantages of globalisation, the economy at the same time needs to be able to continuously adapt to new circumstances. According to the OECD, Sweden is the country which all in all has the best conditions in the OECD area for benefiting from an increasingly globalised world.(9) The study compares various OECD countries for such factors as labour market flexibility, the knowledge and skills level, the capacity to innovate and the creation of new businesses.

A challenge for economic policy in the long run is to continue in the future to make use of the advantages of globalisation while facilitating economic adjustment to changed conditions. Sound public finances, low inflation, stable labour market rules, maintaining the work-first principle, investing in education and skills development and a good business climate form the basis of the Government’s policy for meeting the challenges of globalisation. This will create the conditions for adaptability and for the strategic investments in research and development, education and infrastructure needed to reap the advantages of globalisation.

It is important for Sweden to continue to build on its strengths: a competitive industrial base, a growing service sector and a well-educated labour force. Swedish companies can best compete on the basis of knowledge and quality. Private and public infrastructure, education, research and innovation initiatives ensure that Swedish firms will be able to compete in world markets.

To reap the advantages of globalisation, it is also important for the policy to focus on promoting competition. Unnecessary obstacles for companies that wish to establish themselves in Sweden should be removed. Thus, competition will increase, leading to lower prices and a larger and more varied supply of goods and services. Increased international competition also helps make Swedish firms more productive as they get access to new ideas and production methods. By taking an active and proactive role in the EU, the Government will work for the development and improvement of the single market - while bearing in mind that this should also be compatible with Member States’ legitimate interests — and for safeguarding free trade in the design of the common trade policy.

It is important that the gains from globalisation benefit everyone and that the adjustment costs that unavoidably arise in its wake be as small as possible and are not borne only by those affected. This will be accomplished via the social security systems, which prevent too great a loss of income for people who lose their jobs, but which also encourage active job seeking. An active labour market policy and further training and retraining initiatives will facilitate adjustment so that those made redundant, for example, can look for new jobs in those industries and regions that are expanding.

Good tax terms for entrepreneurial activity and investment in Sweden, globally and in an EU perspective

Globalisation improves welfare but it also requires competitive terms for investment and business start-ups. To address the ongoing structural change in the Swedish economy, there should be good tax terms for entrepreneurial activity and investment in Sweden. Existing firms must be able to expand, foreign firms must be established and new firms must be founded.

The Government intends to set up a broad inquiry into corporate taxation, with the aim of designing taxation to encourage investment and employment. The inquiry will analyse what priority different tax changes should be given.

It is also important for Swedish tax rules - for companies and individuals — to be sustainable and defensible in an EU perspective. EU law and its development have considerable impact on Sweden’s possibilities of introducing new tax rules and preserving existing rules. At the same time, Sweden’s membership provides the opportunity in EU work to influence developments as well as look after Swedish interests.

(9) Rae, D. and M. Sollie (2007), “Globalisation and the European Union: Which Countries are Best Placed to Cope”, Economic Department Working Paper, no. 586.

The EU strategy for sustainable development and full employment

Common challenges

Together with other EU Member States, Sweden is facing a number of long-term challenges, such as globalisation, an ageing population and climate change. These challenges can only be met by good conditions for economic growth and sustainable public finances.

The EU has been struggling for a long time with major structural problems that have been reflected in low productivity growth, the exclusion of large groups from the labour market and structural deficits in public finances. Development in some countries has been better than in others, but the Member States must tackle the fundamental problems together.

The economic and financial crisis has exposed the Member States’ structural problems more clearly. In addition, the positions of many countries have worsened owing to substantially weaker public finances and a deterioration in the functioning of financial markets. As the Member States’ economies are becoming increasingly integrated and they are facing the same challenges, there needs to be a common strategy for tackling them. Sweden and the other Member States have therefore agreed a strategy for improving the conditions for full employment and sustainable growth for all — the Europe 2020 strategy.

The new strategy builds on lessons from the earlier strategy for growth and jobs — the Lisbon Strategy — which proved to be insufficient. Several Member States did not implement structural reforms as rapidly as was needed to reach the targets. The Europe 2020 strategy will avoid the shortcomings in the implementation of the Lisbon strategy by means of clearer targets with responsibility at the national level and better follow-up mechanisms.

The Europe 2020 strategy

The heads of state and government agreed on the design of the Europe 2020 strategy at the meeting of the European Council on 17 June 2010. The strategy is based on three priorities, which will be mutually reinforcing:

•                  Smart growth — developing an economy based on knowledge and innovation.

•                  Sustainable growth — promoting a more resource efficient, greener and more competitive economy.

•                  Inclusive growth — fostering a high-employment economy with social and territorial cohesion.

A central part of the strategy is quantitative targets at the EU level in five areas: employment, social inclusion, education, R&D and climate. Progress in these areas is necessary to achieve high sustainable growth which benefits everyone. The targets are to be reached no later than 2020.

EU Member States have also agreed on guidelines for economic policy and employment policy. These guidelines apply to economic policies at both the EU and national levels. According to the guidelines, Member States are to implement reforms aimed at achieving sound public finances, a better business climate, better education and research and increased labour market participation. The guidelines also emphasise the importance of open and well-functioning markets in order to strengthen the EU’s global competitiveness.

Under the strategy, Member States are to adapt the strategy to national conditions and starting points. This means that Member States will set national targets and identify country-specific factors crucial to strengthening growth.

EU targets to 2020

Increased employment

A key factor for improving growth potential in the EU is to increase sustainable employment. With more people employed, the negative effects on output and public finances of an ageing population can be counteracted. Even though the labour market challenges differ between countries, the potential for increasing labour market participation among women is particularly large in the EU (see Figure 1.13).

The Swedish Government has been instrumental in getting this potential highlighted in the Europe 2020 strategy. The Government’s most important objective is full employment. More people working is the basis not only for higher prosperity and sustainable public finances, but also for people to be able to shape their own lives.

The EU Member States have agreed to aim at increasing employment to 75 per cent of women and men aged 20-64. Women and men should be given the same incentives, conditions and job opportunities.

Social inclusion and reduced exclusion

Reducing exclusion reduces poverty and strengthens social inclusion. There is therefore an EU objective, which Sweden has promoted, to focus on reducing exclusion as a way of combating poverty. EU Member States have agreed to promote social inclusion, primarily by reducing poverty. The objective is to help at least 20 million people in the EU escape a situation where they are at risk of poverty and social exclusion.

A higher level of education

A good education is necessary both for strengthening people’s position in the labour market and for ensuring the business sector’s competitiveness. Education, particularly at an early age, also reduces the risk for labour market and social exclusion later in life.

Against this background, Member States have set themselves targets for raising the level of education. In particular, Member States will endeavour to reduce the share of early school leavers to under 10 per cent and also increase the share of students completing a post-secondary education to at least 40 per cent.

Better conditions for research and development and innovation

Together with a well-functioning education system, research and innovation are crucial for meeting the increasing competition that globalisation entails and the major challenges to the environment and to society that we face.

The EU has agreed to improve the framework conditions for research and development, with a target for public and private R&D investment of at least 3 per cent of GDP. It is also important to follow up the research results in terms of innovations. The European Commission intends to come back in autumn 2010 with concrete proposals on how this can be done.

Reduced climate impact

Climate change is one of the greatest challenges facing humanity. Its global scope requires international cooperation. Meeting high climate policy ambitions requires increased use of effective economic instruments and a transformation to a more climate friendly production and consumption, where the presumption is that the polluter pays.

The EU emphasises the importance of the climate targets agreed earlier: reducing greenhouse gas emissions by at least 20 per cent compared with 1990 levels, increasing renewable energy sources’ share in our final energy consumption to 20 per cent and a 20 per cent increase in energy efficiency.

National climate and energy targets have already been set. These targets remain firm. Sweden has agreed to reduce its greenhouse gas emissions by 17 per cent compared with 2005. Sweden’s national climate target is that emissions in Sweden should be 40 per cent lower than emissions in 1990. The target refers to those activities not covered by the EU Emissions Trading Scheme (EU ETS).

Sweden has also undertaken to increase the proportion of renewable energy to 49 per cent by 2020. The national target has been set at at least 50 per cent of the total energy use in 2020. In addition, the Riksdag has decided on a target for energy efficiency, which is expressed as a reduction in energy intensity by 20 per cent by 2020 compared with 2008.

Sweden’s national targets up to 2020

EU Member States are now working to introduce national targets and draw up national reform programmes in line with the agreed Europe 2020 strategy. The Government is working to integrate the strategy in Sweden and will develop national targets for the four areas where there are still no targets.

1.6.3                     Challenges for the income distribution policy

Sweden together with Denmark has the least income inequality in the world. Income inequality measured with the Gini coefficient was rising up to 2007 (see Figure 1.14). This is true both in Sweden and in many other western countries. In 2008, income inequality declined somewhat in connection with the financial crisis.

There are many explanations for the long-term rise in income inequality. One explanation is the growing importance of capital incomes and their concentration in high income groups. Moreover, the wage differences among those who work have increased at the same time that the differences in disposable income between those who work and those who do not work have also increased. Since the middle of the 1990s, those who work have experienced more rapid income growth than those who do not work (see Figure 1.15).

Younger pensioners (65—74 ) have had incomes grow relatively rapidly while the incomes of older pensioners (over 75 ) and single parents have grown more slowly.

One consequence of the long-term increase in income inequality is that the relative share with a low standard of living has increased (see Figure 1.16). A low standard of living is a relative concept. In absolute terms, incomes are also increasing for those with low incomes. The rate of increase is, however, lower, because those who work have had many years with real wage increases while income from transfers in all essentials follow price increases, which have grown more slowly than real wages. It is primarily single parents, single young people without children and older pensioners who live alone who are overrepresented among those with a low standard of living.

The main explanation for the low standard of living is a weak foothold in the labour market. A large part of this group works part-time or not at all and is largely dependent on transfers. Since the Government first took office, it has pursued a policy to strengthen the work-first principle and make work pay. Together with the changes in the unemployment and sickness insurance, the in-work tax credit reduces labour market thresholds. Hence people are encouraged to increase the number of hours they work, as marginal and threshold effects are reduced, particularly for low and middle income earners. When more people work and fewer are supported by through social benefits, income inequalities in society gradually decline. The best income distribution policy in the long run is therefore to get more people working.

1.7                               Government policies for growth and full employment

1.7.1                     General direction of financial policy

The overall direction of policy remains set — getting into surplus is top priority

Fiscal policy should be designed to achieve as high a level of sustainable welfare as possible. This is done by pursuing policies targeting high sustained growth, high employment and welfare benefiting all, and by maintaining macroeconomic stability. Public finances that are sustainable in the long term are a fundamental prerequisite for attaining these objectives. They provide stability and create scope for an expansionary fiscal policy in the event of a future economic downturn. They also make it possible to implement desirable reforms. Ensuring future surpluses in the public finances is therefore a matter of the highest priority. If scope for reforms arises beyond this, it should be used to strengthen welfare and implement tax relief in that order.

The focus continues to be on permanently high employment and reduced social exclusion. The economic policy pursued to reduce social exclusion should be consolidated by preserving the measures that have been implemented in the tax system, unemployment insurance and sickness insurance. Additional measures should be carried out to boost the labour supply and support the demand for labour, particularly among groups that have a weak link to the labour market. It is important that reforms continue to focus on improving the functioning of the economy. This will make it possible to prevent social exclusion, improve competitiveness and increase the welfare of all.

1.7.2                     Stabilisation policy considerations

As noted in section 1.6.1, the Government’s assessment is that in the current economic situation, there is no reason to take any major stabilisation policy measures in addition to those already decided, apart from allowing the automatic stabilisers to take effect. Instead, policy should focus on nurturing the recovery and ensuring that the public finances are in surplus when the next recession comes, but also on preventing bottlenecks and tendencies towards overheating as the economy gathers pace.

Focus of stabilisation policy in the event of a new recession

Even if the prospects of growth in Sweden have brightened and the signs of economic recovery have become even clearer than in the assessment in the 2010 Spring Fiscal Policy Bill, there is good reason even now, in light of the risk scenario, to discuss the principles of stabilisation policy in the event of a new recession in the near future. The experience of tackling the latest crisis shows that in so far as measures that are structurally correct can have a favourable stabilisation policy impact, and there is scope for future reforms, such measures should be implemented. These measures also create better conditions for combating bottleneck problems and overheating tendencies in a subsequent upturn.

1.7.3                     Government initiatives in this bill

Since the 2010 Spring Fiscal Policy Bill, the economy and public finances have strengthened more than was then expected. However, the absorption of resources remain low. Even though the economy is growing stronger and the trend for general government net lending looks positive throughout the forecast period, there is considerable uncertainty in our international environment. The Government therefore chooses not to fill up the scope for reform that the main scenario indicates up to 2014. The scope for reform will be used primarily to protect and develop welfare and to further improve the conditions for work and enterprise. However, the possibility of implementing the proposals will be strictly conditional on their not jeopardising the public finances. In the Budget Bill for 2011 the Government gives priority to reforms aimed at the following:

•                  Full employment and reduced social exclusion.

•                  Increased knowledge.

•                  Protecting and developing welfare and reducing the ill effects of the crisis.

•                  Improving the environment and climate.

In addition, section 1.7.4 presents ambitions for reforms in various areas to which the Government intends to return in future bills during this electoral period. How fast these ambitions are implemented and how extensive they can be will depend on the scope for reforms that has been secured.

The table below presents the measures proposed or announced in this bill. These are new measures on top of the approximately SEK 7 billion for 2011 announced in the 2010 Spring Fiscal Policy Bill, which included lower taxes for pensioners, infrastructure investments, elimination of audit obligations for small enterprises and a higher large-family supplement.

Table 1.7 Reforms in the Budget Bill for 2011

SEK billion

	2010		2011	2012	2013	2014
Full employment and reduced exclusion
Labour market policy package			1.4	0.6	0.3	0.1
- Strengthening of labour market policy Measures			2.1	1.2	0.7	0.1
- Indirect effects of strengthened measures			-0.7	-0.6	-0.3	0
Integration			0.1	0.1	0.1	0.1
Entrepreneurship and sustainable growth	2.0	(1),(2)	0.4	0.4	0.4	0.4
Higher standard deduction for sub-letting			0.1	0.1	0.1	0.1
Increased knowledge	0.5	(1)	1.2	1.9	2.2	1.9
Protecting and developing welfare, reducing ill effects of the crisis
Municipalities			3.0
Pensioners			2.5	2.5	2.5	2.5
Health and medical care			0.5	1.5	1.5	1.5
Elderly policy			0.2	0.2	0.2	0.2
Family policy				0.9	0.9	0.9
Gender equality			0.2	0.2	0.2	0.2
Culture and sport			0.5	0.6	0.6	0.6
Improving the environment and climate			0.7	1.1	0.7	0.7
Other expenditure and revenue	1.1	(1)	2.0	1.4	1.1	0.6

Weakening of net lending from proposals in Budget Bill for 2011	1.6	(1)	12.8	11.4	10.7	9.7

Note: Figures are rounded.

(1) Figures refer to proposals presented in the autumn supplementary budget for 2010.

(2) This sum does not effect net lending.

1.7.3.1           Full employment and reduced social exclusion

Full employment is the Government’s most important objective. Everyone who can work should be able to obtain a job. Work is the fundamental requirement for being able to control one’s own life, but also for the prosperity of the nation. One important task for labour market policy is to prevent people becoming long-term unemployed. There have long been groups that have greater difficulty becoming established in the labour market, such as young people, people born abroad, older people and people with disabilities. The Government proposes additional measures to boost the labour supply and increase the demand for labour, particularly among groups that have a weak link to the labour market.

A dynamic business sector with new and growing enterprises increases employment and contributes to the financing of our common welfare. The Government therefore proposes additional reforms to improve the business climate.

The Government’s reform ambitions for the remainder of the electoral period include a number of measures to increase labour supply and demand (see section 1.7.4).

Adaptation of labour market policy

Given the brighter prospects for the Swedish economy, the measures to soften the adverse impact of the crisis on the labour market will gradually be adapted to the new labour market situation. The strategy will still be to combat long periods of unemployment and to ensure that people who are unemployed are at the disposal of the labour market and are employable when the demand for labour picks up. As the demand for labour accelerates, policies will again focus on more long-term problems in the labour market that limit sustainable employment. Measures will be taken to enable the dimensions of labour market policy programmes to return to pre-crisis levels. If the increasing demand for labour is to lead to permanently higher employment, it is important that unemployed people seek and find jobs and that long-term unemployment decreases.

Long-term unemployment has increased as a result of the crisis. High long-term unemployment can lead to unemployment becoming persistent at a high level and to increased social exclusion. The Government therefore proposes that the special employment support mechanism should be temporarily augmented in 2011 and 2012 by raising the ceiling for compensation to employers. A mentor allowance, ‘mentor support’, payable to the employer, will also be introduced.

With the number of vacancies now increasing, it is important that unemployed people seek work. The Government therefore proposes to increase coaching measures for 2011 beyond the level previously decided. Further, in this bill, 6 000 new work experience positions are proposed for 2011, which together with the measures already decided on will mean 14 200 full-year equivalents.

Youth unemployment remains high even if a large proportion of young people registered as unemployed are students. Young people who have not completed upper secondary school run a particularly large risk of social exclusion. In the Budget Bill for 2010, the Government proposed temporary funding to support folk high school education for young people without a school-leaving certificate from compulsory or upper secondary school. This bill contains a proposal for a one-year extension of this funding until the end of 2011. In addition, the bill proposes that the higher study grant in the system of financial support for studies be made available on a temporary basis during 2011 to unemployed young people aged 20 to 24 who lack a school-leaving certificate from compulsory or upper secondary school, for participation in municipal adult education. In order to qualify for the higher study grant, young people will have to be registered in the job guarantee scheme for young people or in the job and development guarantee scheme and to have interrupted their studies before the middle of 2010. To make it easier for unemployed young people to take short temporary jobs without risking disqualification from the job guarantee scheme, the introduction of a timeframe is proposed. The timeframe will allow young people to work for a month within a four-month period and still be covered by the job guarantee.

In addition, it is proposed that extra resources be allocated to the Swedish Public Employment Service in 2011. The percentage of long-term unemployed has increased as a result of the crisis. There is a need to increase support for participants in the guarantee programmes and for people with disabilities.

The Government’s new initiatives for adaptation of labour market policy in this bill amount to a total of SEK 1.4 billion in 2011 plus SEK 1 billion for 2012—2014 combined.

Integration

Immigrants are a great resource for the Swedish economy and for diversity in society. Moreover,

immigration helps to counteract the reduced labour supply resulting from the increasing number of elderly people in the population. Having a job and being able to support oneself help to strengthen a person’s self-esteem and at the same time, work provides contact with other people and knowledge of the Swedish language. Although there is much variation, people born abroad have a considerably lower employment rate and higher unemployment rate than people born in Sweden. Factors that make it difficult for people born abroad to establish themselves in the labour market include discrimination, inadequate knowledge of Swedish and poorer access to informal networks. As part of efforts to combat the exclusion of people born abroad, improvements in the skills of teachers of Swedish for Immigrants (SFI) are proposed as part of the ‘Boost for Teachers’, as well as a strengthening of the step-in jobs scheme by raising the subsidy rate from 75 to 80 per cent and compensating enterprises for their costs for mentorship. Over and above this, an initiative is announced to raise standards in schools in disadvantaged areas from 2012 onwards.

Entrepreneurship and sustainable growth

An innovative and dynamic business sector that is well able to adapt is vital for growth and employment. The Government has therefore taken a large number of steps to improve the climate for business. It has become easier and cheaper to take on labour and regulations have been simplified. Efforts to ensure a robust business sector will be moved forward.

Proposed measures to further strengthen the climate for innovation include funding for ALMI’s advising and mentoring activities, funding for innovation through Innovationsbron, further steps to simplify regulations for enterprises and special funding for export advice for small and medium-sized enterprises. A special initiative will be launched to strengthen the capacity for development in the interior of northern Sweden (Inlandsinnovation). Increased entrepreneurship and a better-developed capacity for innovation will contribute to a renewal of the economy. The Government is continuing in its commitment to women’s entrepreneurship. The initiative to provide entrepreneurship advice and mentorship, particularly to immigrants, will be strengthened. Good public and commercial services create conditions that enable the entire country to grow. Conditions for rural areas will be further improved during the electoral period through the Rural Development Programme.

These measures add up to some SEK 400 million per year for the period from 2011 to 2014. In addition to this, SEK 2 billion are already proposed in the 2010 autumn supplementary budget for the Inlandsinnovation programme.

Higher standard deduction for sub-letting

Improved conditions for sub-letting of housing can stimulate supply in the sub-letting market. The Government proposes a rise in the standard deduction for letting private residential properties, private homes or rental apartments from SEK 12 000 per year to SEK 18 000 per year. This measure will take effect on 1 January 2011.

1.7.3.2           Increased knowledge

Education

During the previous electoral period, the Government has taken a range of measures to improve the various parts of the education system, including a reform of upper secondary school and an increase in financial support for studies. The upper secondary school reform is intended to improve the school completion rate. Another way to increase the percentage of individuals completing their education is to implement reforms designed to prepare pupils better for upper secondary school.

The Government’s future initiatives therefore focus on compulsory (primary and lower secondary) school. There average results have deteriorated while grade dispersion has increased. Consequently, the decline is probably greatest for the pupils with the poorest starting conditions. From a distribution perspective, broad measurers for education at an early age are desirable. Knowledge begets knowledge, so good basic knowledge provides a better foundation for benefiting from further education. Early measures are particularly significant for children experiencing difficulties in school.

As a general principle, both the quantity and the quality of education need to be strengthened. In practice this means that pupils should have more instruction led directly by well-educated and skilful teachers. This principle accords well with research findings in the area. Research indicates that more teaching in the form of lessons led by teachers has a positive impact on the performance of pupils in compulsory school. This applies particularly to younger pupils and in subjects in which children can be expected to receive less help and input at home, especially mathematics. Research also shows that teachers are very important for pupils’ results. Their knowledge of the subject they teach seems to be particularly influential. The Government proposes the following reforms:

•                  The largest ever initiative for apprenticeship training: 30 000 apprenticeship places will be established in upper secondary school and 5 900 in adult education.

•                  A package for teachers including an extension of the ‘Boost for Teachers’, enhanced educational leadership, further education for unqualified teachers and research schools.

•                  Evaluation of pupils’ knowledge, including earlier grades and more national tests.

•                  Support for pupils needing extra help in their schoolwork by extending the reading-writing-arithmetic initiative and the summer schools initiative.

•                  Continued efforts to combat discrimination and bullying by preventive measures.

•                  A targeted grant to promote better pupil health in the country in 2012—2013.

•                  Enhanced teaching in mathematics, natural sciences and technology by extending the initiative in this area (the MNT initiative), allocating more hours to mathematics lessons in compulsory school and a pilot scheme providing a fourth year of technology in upper secondary school.

•                  An initiative for entrepreneurship in school and creative activities.

•                  Better schools in disadvantaged areas through incentives to schools that develop the way they work and become better at giving their pupils a good knowledge base.

•                  Improved evaluation of the educational area. A new evaluation function will be established from 1 January 2012.

Being a good teacher and becoming a better teacher must be worthwhile. The Government therefore intends to appoint a working party to analyse how to design an incentive grant payable to education authorities that introduce pay models that reward teachers whose teaching has a demonstrably positive impact on pupils’ results and well-being.

The Government has implemented major initiatives to provide more educational places in vocational/municipal adult education, and in vocational and academic higher education. As the Swedish economy is still in a period of low economic activity and so as to combat youth unemployment, in the autumn supplementary budget the Government proposes to create a further 10 000 places in vocational adult education for the 2010—2011 academic year.

The Government is continuing its efforts to improve the quality of higher education. In the bill Focus on knowledge — quality in higher education (Govt. Bill 2009/10:139, Committee report 2009/10:Ub, Riksdag communication 2009/10:320), the Government presents its assessments concerning a new quality assurance system. Quality-based funding allocations worth approximately SEK 300 million will be phased in beginning in 2013. To further strengthen the quality of higher education, the Government proposes an increase in the appropriations for undergraduate education, initially of SEK 200 million in 2012 and thereafter SEK 400 million per year from 2013 onwards. The increase in the compensation paid per full-time equivalent student per year targets programmes in the social sciences and humanities and will enable higher education institutions to improve teacher-student ratios and increase the proportion of teachers with PhDs.

On 1 January 2010, the Government raised the level of financial support for studies. In addition, from 2011 onwards, students will be allowed to earn more without it affecting their financial support. The Government’s assessment now is that the financial situation of students needs to be further improved. The grant component of financial support for studies will therefore be raised by SEK 500 per month of studies from autumn 2011 onwards.

The total costs of the proposed reforms in the area of education in the period 2010—2014 come to SEK 7.7 billion, of which it is proposed that SEK 0.5 billion be included in the 2010 autumn supplementary budget and SEK 1.2 billion in 2011.

1.7.3.3           Protecting and developing welfare and reducing the ill effects of the crisis

Welfare services must be of the highest standard and provided to all according to need. The basis for achieving this is public financing in a spirit of solidarity. To protect welfare systems in the long run, increased employment and strong public finances are essential. The welfare system is financed jointly, mainly by tax revenues. To maintain its legitimacy and the confidence of taxpayers in the transfer systems, it is important that payments are made at the right time and only to people who are entitled to support. The Government is continuing to work actively on these issues and on combating unregistered labour and other tax evasion.

Many welfare services come under the responsibility of municipalities or county councils. The economic and financial crisis has had a substantial impact on the economic situation of local governments and has therefore also affected the ability of municipalities and county councils to provide these welfare services. Similarly, as a result of the crisis, pensioners have seen their pre-tax income-based pensions decline. The Government has previously taken measures to avoid cutbacks in the local government sector and to alleviate the effects of the lower pension revaluation. This bill proposes further measures.

Other areas in which the Government presents reforms are health and medical care, elderly policy, family policy and gender equality.

Temporary central government grant to local government sector

An important principle for the Government is to preserve confidence in the ability of the public sector to provide essential welfare services such as education, healthcare and social services.

The local government sector has received SEK 17 billion in temporarily higher government grants for 2010. The 2009 Spring Fiscal Policy Bill announced a permanent increase of SEK 5 billion in the general government grant from 2011 onwards.

The economic situation has improved since the 2010 Spring Fiscal Policy Bill was passed. However, despite the stronger economic trend, local government sector revenues are expected to show weak growth in 2011.

Temporarily higher government grants to the local government sector help local governments to maintain the quality of their services and to keep employment financed by local government up. In view of the relatively weak revenue growth expected in the local government sector in 2011 and the limited need for stabilisation policy measures, the Government’s assessment is that the local government sector should receive a new temporary government grant of SEK 3 billion in 2011. Together with the permanent SEK 5 billion increase in the government grant, this means the local government sector will receive a total of SEK 8 billion in 2011.

Pensioners

Pensioners are one of the groups most affected by the financial crisis and the subsequent recession. The balancing mechanism in the old-age pension system leads to lower income-based and supplementary pensions in both 2010 and 2011. The reduction is substantial. There is therefore good reason to consider further measures to strengthen the economic situation of pensioners.

To improve the welfare of pensioners, the Government has reduced income tax for this group in both 2009 and 2010 by means of a higher basic income tax allowance for people aged 65 or older. In the 2010 Spring Fiscal Policy Bill, the Government announced a further tax reduction of SEK 5 billion in 2011 to reduce the repercussions of the crisis and improve the welfare of pensioners. In light of the fact that the income index, which steers pension growth, has been revised downwards for 2011 compared with the estimate made in the Spring Fiscal Policy Bill, a further reduction is proposed in pensioners’ taxes in the form of a higher basic income tax allowance.(10) This measure comprises SEK 2.5 billion in addition to the SEK 5 billion announced in the Spring Fiscal Policy Bill. A corresponding increase in the general government grant to the local government sector is proposed to ensure that the reform is

(10)   The income index is a measure of the annual income in Sweden.

financially neutral for municipalities and county councils.

Table 1.8 Tax reduction from higher basic income tax allowance

Income level, SEK/year

	Spring Fiscal Policy Bill, SEK 5 bn	SEK 5 bn + SEK 2.5 bn

Guarantee pensioner, born 1938 or later:
- Married/cohabiting, 81 320	947	1 862
- Single, 91 164	1 199	2 178
Guarantee pensioner, born 1937 or earlier:
- Married/cohabiting, 83 178	1 009	1 925
- Single, 93 364	1 231	2 241
For others:
50 000	220	883
150 000	2 587	4 039
200 000	3 945	5 523
300 000	4 261	5 839
400 000	4 166	5 744
500 000	2 165	4 743

Effect estimated assuming average local government tax (31.56 per cent).

As stated above, the lower income-based and supplementary pensions in 2010 and 2011 are an effect of the balancing mechanism in the pension system. The system is designed so that when the balance figure — i.e., the ratio between the assets and the liabilities of the pension system — is above 1, income-based pensions increase more rapidly. The more rapid rate of increase continues until the income-based pensions reach the level that would apply without the balancing mechanism. According to current forecasts, the system will enter this period of recovery as early as 2012. The Government takes the view that pension growth should be determined by the autonomous pension system, in which flexible indexation, steered by the income index, guarantees that the pension system is sustainable in the long term. The tax reduction implemented in 2009 and 2010 and proposed for 2011 should be seen partly in light of the extraordinary nature of the financial crisis and the fact that, without the measures taken and proposed, pensioners would have been affected in an unreasonable degree.

Health and medical care

Access to high-quality health and medical care for all, according to need and regardless of income and background, is an important pillar of Swedish welfare society. Internationally speaking, Swedish medical care is of a high standard in terms, for example, of expertise, medical standards and technical development. However, continued investments are needed to further improve availability, freedom of choice and quality.

Kömiljarden — the ‘waiting list billion’ — has proved to be an accurate and effective reform for shortening waiting lists. To further strengthen the position of the patient, a reinforcement of the health care guarantee is proposed within the framework of the waiting list billion. The objective is to gradually reduce the waiting time for seeing a specialist and receiving treatment throughout the electoral period. Measures are also proposed in the area of increased patient security and, from 2012 onwards, a coordinated system of elderly health services and care, as well as a third stage in the dental care reform.

These measures amount to a total of SEK 0.5 billion in 2011, SEK 1.5 billion in 2012 and SEK 3.4 billion per year in 2013 and 2014. Over half of the measures will be financed by reprioritisation within existing frameworks. Net additional resources of SEK 0.5 billion will be allocated in 2011 and SEK 1.5 billion per year from 2012 to 2014.

Elderly policy

The Government’s reform of elderly policy aims to give elderly people more freedom of choice and increase their well-being, and to support the work of the authorities in developing high quality health services and care.

The Government proposes to introduce a performance-based government grant for the period 2011—2014. The grant will promote better ways for primary care to work with elderly people with multiple illnesses, and increased coordination between municipalities and county councils in their health and care measures for elderly people.

In addition, broad measures are proposed for housing for the elderly. In 2011, a working party will draw up proposals on broad and strategic housing solutions for elderly people, including the possibility of providing planning process support to municipalities offering solutions for elderly couples who want to continue to live together despite differences in the care they need. A four-year initiative is proposed in the form of incentive funds for local dignity guarantees.

In addition, a training initiative is proposed during the electoral period with a view to enhancing skills in elderly care and making it possible to offer advanced skills programmes.

Finally, the bill proposes a continuation until 2014 of the Government’s previous initiative for increased freedom of choice in elderly care.

These measures amount to a total of just over SEK 0.5 billion in 2011, approximately SEK 1.6 billion in 2012 and around SEK 2.1 billion per year in 2013 and 2014. Most of the measures will be financed by reallocation of existing funds. Elderly policy will receive additional funds of SEK 200 million per year.

Family policy

All children and young people must be given the opportunity to live in financially and socially secure conditions and to have a good relationship with both their parents. Families with children, particularly lone parents with children, are overrepresented in the category of people with a relatively low economic standard. The Government is therefore announcing an increase in the special allowance for families with children under the housing allowance, from 1 January 2012. The reform targets families with children on low incomes or with a large number of dependants. A large proportion of people receiving housing allowance are lone parents. Raising the special allowance for families with children under the housing allowance will therefore improve the economic situation of lone parents in particular.

The Government wants parents who are alone in their parenting responsibilities to be able to transfer part of their parental benefit. The possibility should also be introduced for a person who in practice is a lone parent to claim all the days covered by parental insurance. The Government also wants to investigate the possibility of allowing a student to transfer days of temporary parental benefit to which they are entitled so that someone else can refrain from work and look after the student’s sick child. In addition, the Government will examine the possibility of providing compensation to parents if the childcare guarantee is not met. Further, the introduction of a simplified gender equality bonus is proposed. The bonus will be linked to parental benefit payments instead of being given in the form of a credit to parents’ tax accounts, as is now the case. The child-raising allowance will also be made more flexible. The Government also proposes to allow both parents to take parental leave and receive parental benefit at the same time for 30 days during the child’s first year of life. A number of other minor reforms are proposed in the area of family policy.

In total, these measures will cost approximately SEK 900 million per year from 2012 to 2014.

Gender equality

Women and men in Sweden must have the same opportunities to influence their everyday circumstances and shape their own life. This is crucial from a fairness perspective, but also for effective use of society’s resources. Although Sweden is well advanced in this respect by international comparison, a number of challenges remain. There are still pay differentials that are attributable to gender. In the area of family policy, a simplification of the gender equality bonus is proposed. A continued commitment of resources to women’s entrepreneurship is proposed, as well as continued support to efforts to combat men’s violence against women, for example, by providing sheltered housing. In addition, with a view to supporting the work of municipalities and county councils on gender equality, including measures in preschool, continued support is proposed for the ‘Sustainable gender equality’ programme run by the Swedish Association of Local Authorities and Regions.

In all, these measures total just over SEK 200 million per year during the electoral period.

Culture and sport

Under the Government’s proposals, the ‘Boost for Sport’ initiative will continue and will be given stable funding via budget appropriations rather than receiving grants from Svenska Spel AB, as at present. The Government’s previous reform for a culture initiative in school, ‘Creative School’, will be broadened to include lower years. This will set the stage for cultural initiatives in all years of compulsory school. Priority will be given to the conservation of the unique buildings housing the National Museum of Fine Arts and the Royal Opera by the proposed provision of funds for modernisation, renovation and maintenance.

These measures will have a budget of just over SEK 0.5 billion per year, i.e. a total of over SEK 2 billion in the 2011—2014 period.

1.7.3.4           Improving the environment and climate

Climate change is the greatest challenge of our time. The Government recognises the importance of meeting this challenge and has therefore set a national climate target that is more ambitious than Sweden is committed to under EU burden sharing.

Sweden’s climate target requires greenhouse gas emissions from activities not covered by the EU Emissions Trading System to be reduced by 40 per cent by 2020, compared with 1990 levels. The Government’s assessment is that the climate target will largely be attained by means of measures that have already been decided or announced. However, this assumes that continued climate investments are implemented in other countries. The Government therefore announces the commitment of additional resources to this purpose from 2013 onwards.

To contribute both towards achieving the goal of 50 per cent renewable energy by 2020 and to the vision of a fossil-free vehicle fleet by 2030, a possibility will be allowed, within the framework of the Government’s exemption procedure, of increasing the tax-exempt low biofuel blend in petrol and diesel. In addition, a demonstration programme for electric cars and plug-in hybrids is proposed, as well as a cutting-edge subsidy for cars with low emissions. The Government also proposes increased investments in environmental technology, renewable energy and energy research. There will be a checkpoint in 2015 when actual progress will be evaluated with reference to the energy and climate policy objectives for 2020, and policy instruments may be adjusted as a result. The Government does not believe that carbon dioxide tax will need to be raised during the electoral period any more than is required by decisions already taken and normal adjustment for inflation.

The marine environment initiative launched in the previous electoral period will be expanded. An action plan to identify, limit and phase out hazardous chemicals will be elaborated.

These measures amount to SEK 0.7 billion in 2011 and SEK 2.5 billion in the period 2012—2014.

1.7.3.5           Other initiatives

In addition to the measures described above, the Government proposes other initiatives worth a total of approximately SEK 2 billion in 2011. The major items concern additional resources to manage increased reception of refugees, additional funds to the Swedish Social Insurance Agency and the Swedish Tax Agency, and initiatives against alcohol, narcotics, doping and tobacco.

1.7.4                     The Government’s reform ambitions for the electoral period

The Government’s reform ambitions in the period 2012—2014 are conditional on the existence of permanent scope for reforms. The reform ambitions outlined below will only receive priority when it is certain that the surplus target will be achieved and a permanent scope for reforms has been brought into existence.

In-work tax credit, state income tax, taxes for pensioners and special tax on Swedish nationals living abroad

The in-work tax credit is an effective instrument in the Government’s work to reduce exclusion, increase permanent employment and make it more attractive to start and run a business. A further augmentation of this tax credit will increase the number of hours worked by both further lowering thresholds for labour market entry and encouraging people already in the labour market to work more hours. The number of wage earners paying state income tax on their earned income should decrease. This would reduce marginal effects, make education more profitable and encourage entrepreneurship.

Changes in the in-work tax credit and state income tax should be combined with lower taxes for pensioners to ensure that the income distribution profile remains reasonable. For reasons of simplification and administration, a change in the in-work tax credit should also be combined with a reduction of the special tax on Swedish nationals living abroad.

Labour legislation

The Swedish model provides a good foundation for a labour market that functions well. There is therefore no reason for any major changes in labour legislation. However, as a result of the way certain parts of the labour legislation are formulated, certain groups, such as young people and people born abroad, can find it difficult to become established in the labour market. There is reason to make some minor adjustments of current rules to reduce these problems. The Government wants to introduce two special forms of employment for apprentices to make it easier for young people to enter the labour market. In addition, employers’ costs in the event of disputes concerning termination of employment will be limited and the National Mediation Office will receive clear instructions on informing business operators about current labour legislation and collective agreement regulations.

The Government will also seek a dialogue with the Working Group on Pensions to investigate the possibility of raising the age up to which people have a right to remain in work from 67 to 69 years. Such a change would aim to raise the labour market exit age so as to improve the sustainability of public finances.

Compulsory unemployment insurance

Membership in the unemployment insurance funds has declined and more people in the labour market are without income-related protection in the event of unemployment. In a modern welfare state, it should be standard for everyone who is firmly established in the labour market to be entitled to income-related unemployment compensation. Compulsory unemployment insurance should be introduced to give people a more secure and stable position in the labour market. In spring 2010, the Government appointed a cross-party inquiry to consider ways of improving the sickness and unemployment insurance systems in the long term so as to make them coherent, balanced and sustainable, and to contribute to higher employment in the long term. The Government wants to introduce general income insurance in the event of unemployment. However, the issue of how to design such insurance so as to avoid adverse impacts on the functioning of the labour market is complicated and the matter is being studied by the cross-party inquiry on social insurance.

The Government will take a position on when and how compulsory unemployment insurance can be introduced after the inquiry has presented its proposals. Reforms in the unemployment insurance system will continue to have the aim of improving the functioning of the labour market and combating permanently high unemployment. Unemployment insurance needs a more effective system of controls and sanctions to strengthen incentives for unemployed people to seek work.

Robust business taxation for more investment, increased welfare and high employment

The Government intends to appoint a broad inquiry into business taxation, aimed at formulating this taxation in such a way as to favour investment and employment. The inquiry will analyse how different tax amendments should be ranked. In addition, the temporary austerity tax (värnskatt) is bad for growth, not least because it imposes a punitive level of taxation on education and entrepreneurship. There is no scope for tax amendments in this area within the economic framework for acute measures and reform ambitions. If additional economic scope arises, there is cause to implement further relief measures to strengthen growth. Some of the areas concerned are corporate tax, employers’ social security contributions, the temporary austerity tax, the R&D credit and taxation of foreign experts employed in Sweden. On the Government’s assessment, there is no scope for reforms in these areas during this electoral period.

Simplified and effective taxation of savings in the form of shares and other securities

It is important that the tax rules facilitate active saving in shares and other securities. The current rules on capital gains taxation are complicated. A new form of savings with standard taxation, designated an investment savings account, should therefore be introduced for certain types of securities, so as to make it easier for individuals to save in shares and other securities. To make taxation more effective and to maintain tax neutrality, certain adjustments should also be made in the taxation of endowment insurance. It is also important that the tax regulations are designed so as to be compatible with EU law and so as to protect the Swedish tax base.

A new EU directive in the financial markets area, which is due to be implemented in Swedish law from mid-2011, makes it necessary to abolish the taxation of investment funds registered in Sweden so as to avoid the risk of these funds leaving Sweden. This taxation should be replaced by higher tax levies at shareholder level. The aim is to formulate this proposal and the proposals on investment savings accounts and endowment insurance so that the combined effects are neutral in terms of government finances. The amendments should take effect on 1 January 2012.

Lower VAT on restaurant and catering services

Lower value added tax (VAT) on certain services is expected to contribute to increased permanent employment by encouraging a switch from housework to gainful employment and promoting lower equilibrium unemployment. This applies in particular to restaurant and catering services, where considerable effects on permanent employment can be expected. The value added tax on these services should therefore be lowered from 25 to 12 per cent. An inquiry will be appointed with instructions to prepare draft legislation.

Inquiry on new start zones in disadvantaged areas

The Government intends to appoint an inquiry to give positive consideration to the possible introduction of a system of tax relief for companies in particularly disadvantaged areas, to be known as ‘new start zones’. A system of this kind can help reduce social exclusion and increase employment in areas where the employment rate is considerably below the national average.

Infrastructure

Economically worthwhile infrastructure investments lead to faster and more efficient transportation of goods and passengers. Investments in more efficient passenger transport make it easier for people to find attractive jobs within commuting distance and for companies to recruit employees with the right skills. Efficient transport is therefore of great importance for business competitiveness and for the climate for investment.

The Government has recently decided on an intermodal national plan containing investments of nearly SEK 500 billion over the period 2010—2021. This entailed an increase of SEK 3.9 billion in annual appropriations. Substantial additional resources will come from co-financing and user financing. Moreover, several old loans were paid off during the last electoral period, which has freed up further resources. A new infrastructure decision may be taken during this electoral period.

Justice

A properly functioning justice system is central to people’s sense of security and is therefore a core component of the welfare society. Substantial initiatives were launched in this area during the last electoral period and implementation is in progress. Having said that, the pressure on the justice system remains high and during this electoral period there is a great need to continue work on modernising the system and making it more effective.

Defence policy

Sweden’s defence must be well-prepared both to defend the country and to contribute to stability in the surrounding world. This requires a defence that is adapted to the current threat picture and to rapid changes in the international environment. Work will therefore continue to implement the focus on enhanced availability and usability that was approved in the 2009 defence decision. The reorganisation will be carried out within unchanged economic parameters, which in turn will require extensive rationalisation in the support services of the defence organisation, particularly in logistics and equipment supply and in research and development activities. The Government has therefore appointed an inquiry to propose measures that can free up at least SEK 2 billion from support services, with most of this sum being available by 2012. In addition, it is proposed that steps be taken to prepare for coordination of Sweden’s marine resources.

The Government will continue to work to ensure that the principles for equipment supplies that have been established are followed in all aspects of the acquisition and maintenance of defence equipment. Special Swedish solutions have a negative impact on the ability of the Swedish Armed Forces to act jointly with other countries, lead to longer waiting times for acquisitions and push prices up. The time between acquisition of equipment systems and operational use must be substantially shortened.

Tax incentives for gifts

A strong and lively non-profit sector has much to contribute to the life of society. However, the dependence of the non-profit sector on public sector funding limits its independence with respect to the government sphere. The Government therefore wants to strengthen the non-profit sector by making it easier to raise funds from other actors. A tax reduction should therefore be introduced for gifts to support the conducting of charity work among the needy. Unlike the proposals presented by the Inquiry on incentives for charitable gifts (Swedish Government Official Reports SOU 2009:59), the tax reduction will not be given to legal persons or include gifts to research. However, gifts to the indirect promotion of scientific research, such as gifts to fundraising foundations that support research, will be eligible. The question of a tax reduction for direct gifts will be examined in connection with the Government’s research bill.

The threshold for qualifying for a tax reduction should be SEK 200 per gift and SEK 2 000 per fiscal year. The tax reduction should be set at a rate of 25 per cent, with a maximum tax reduction of SEK 1 500 per person per year.

Research

Research, development and innovation are core components of growth policy. In a globalised world, Sweden’s competitiveness must build primarily on our export products having a high knowledge content. In 2008, the Government presented a research bill for the period 2009—2012. Under the proposals in the bill, R&D funds from the central government budget will gradually rise by up to SEK 5 billion up to and until 2012. These are the largest injections of additional resources made in any research bill. A new government bill on research and innovation is planned for this electoral period. Research policy should focus on strengthening Sweden’s position as a research nation and thereby strengthening our competitiveness. The bill will focus on enhancing the quality of research so as to create conditions for research of a high international standard.

Reduced taxable benefit rate for certain green cars

The temporary reduction of the taxable benefit rate for certain green cars is important to encourage the latest and best technology for environmentally sound vehicles. The Government’s reform ambition is therefore to extend the temporary reduction for cars equipped with the latest and best technology for electrical operation or operation using gas other than liquefied petroleum gas (LPG). The Government intends to present a detailed proposal in 2011 concerning which cars will be eligible for the reduction.

Higher taxes on tobacco and alcohol

As part-financing of the various reform ambitions in the tax area, certain increases in alcohol and tobacco taxes will be proposed. This will include raising the excise duty on cigarettes by approximately 8 per cent, the duty on snus by approximately 11 per cent and the duty on beer and wine by approximately 13 per cent. These tax adjustments will also have a positive impact on public health.

Inquiry on assessment of housing for tax purposes

Following the introduction of the municipal real estate charge, assessed value no longer has as much significance for the current taxation of housing. The Government will appoint an inquiry to present proposals on abolishing or considerably simplifying the housing assessment system. The Riksdag has also made a special announcement on this issue.

More housing

A policy for jobs and growth is dependent on efficient housing and rental markets. In some parts of the country, particularly the metropolitan areas, housing shortages are an obstacle to labour mobility. For more housing to be built, more efficient competition is needed in the construction market and owning and managing rental properties must become a more attractive option. The Government has made a start by reforming the rent-setting system, in broad agreement with the parties concerned. This reform is firmly in place. The possibility of strengthening the position of rental housing in the Swedish housing market in other ways as well will be examined.

1.8                               Economic impact of the Government’s policies

The Government’s economic policy has contributed to sustainable increases in the employment level and to increased economic growth. This section looks at the economic effects of the labour market related reforms.

1.8.1                     Long-term employment effects of the Government’s policy

The aim of the Government’s policy is to increase sustainable employment, that is, the employment level that is consistent with stable inflation and economic equilibrium in general. This objective means that it is the average employment rate (the percentage of employed in the population) over a business cycle that is to increase.

In the long run, it is primarily the labour supply that determines employment. When the supply increases as more people look for work or more become employable, the result is that it is easier to hire and the risk of overheating decreases and thus inflationary pressure and interest rates are kept in check. Lower interest rates and making it easier to hire lead to more job creation, as it then becomes more profitable to hire and invest. A better-functioning wage formation and more effective matching between job vacancies and the unemployed also contribute to higher employment.

The Government’s long-term policy has included a combination of measures that stimulate both the supply and demand for labour and improve matching between jobseekers and job vacancies. The most important reform for increasing the supply has been the in-work tax credit, which has strengthened the incentives to work by making work more profitable. Other important measures for increasing the labour supply have been the changes in the unemployment and sickness insurance. Labour market policy has been revised. Among other things, the Public Employment Service has been given a clearer remit as an intermediary while labour market policy resources are to a greater extent directed at those with the greatest need. There are new start jobs to improve the job competitiveness of people who have been without work at least one year. Other measures for increasing the demand for people with a weak foothold in the labour market are the reductions in the social security contributions for young people and older people. In addition, the Government has introduced a tax reduction for household work (RUT) and for repair, maintenance and improvement (the RMI deduction) to further stimulate the supply and demand for labour.

The large fall in employment on account of the severe economic slowdown risks leading to permanently lower employment. To prevent unemployment from becoming persistent at a high level for a long time and those who lose their job from leaving the labour market, the Government has strengthened and temporarily supplemented measures it introduced earlier. These include measures that maintain job search activities at a reasonable level and an expansion of labour market and training programmes. The permanent impact of the crisis on employment is therefore expected to be less than would otherwise have been the case.

Effects on sustainable employment

The Government estimates that the structural reforms made thus far including the reforms proposed in this Budget Bill, will sustainably increase employment by about 140 000 people in the long run.

The Government’s reforms affect not only employment, but also increase the number of people in work as fewer people are absent due to illness. Moreover the in-work tax credit and other measures contribute to increasing the number of hours worked by those who already are employed, for example, by providing more incentives to switch from part-time to full-time work.

In total, the structural reforms made thus far and the reforms announced in this Budget Bill are expected to lead to a sustainable increase in the number of hours worked of about 5.0 per cent in the long run, or about 200 000 full-time equivalents. The in-work tax credit is deemed to account for more than half of this increase (see Table 1.9).

The Government’s estimates are based on existing research on the effects of various measures such as how changes in taxes, social insurance or labour market policy affect labour supply and employment. Knowledge of the magnitude of the effects, particularly at what pace they have an impact, is, however, far from complete. There is thus some uncertainty associated with the results reported in Table 1.9.

As a result of the unexpectedly strong demand for RMI services, the employment effects of the tax reduction for RMI services is expected to be greater both in the short and the long run than the estimate in the 2010 Spring Fiscal Policy Bill.

The Government’s specific measures in connection with the financial crisis have also contributed to reducing the effects of the crisis on sustainable employment. The measures are estimated to dampen the effects of the crisis on sustainable employment by 25 000 people.

Table 1.9 Long-term effects of the Government’s policy

Percentage change unless otherwise indicated

	Annual work units(1)	Employed(2)	GDP
In-work tax credit and raised lower threshold for the state tax income tax	110 000	75 000	2.2
Unemployment insurance	15 000	15 000	0.2
Labour market policy	25 000	22 000	0.4
Sickness insurance	30 000	5 000	0.5
ROT and RMI services	15 000	17 000	0.3
Other(3)	5 000	5 000	0.1
Total structural reforms	200 000	140 000	3.7
Crisis measures	30,000	25,000	0.6
Total	230 000	165 000	4.3

(1) The number of annual work units is measured as the number of full-year equivalents, that is, how many full-time employed that the change in the number of hours worked is equivalent to.

(2) Number of persons.

(3) Includes the effects of the child raising allowance, the reduction in the social security contributions for young people and a general reduction in social security contributions.

Source: Ministry of Finance calculations.

The Government policy increases the employment rate

Figure 1.17 shows the sustainable employment rate and a forecast of how the sustainable employment rate would develop with and without the measures that the Government has taken to increase employment. The figure shows that without the Government’s measures, the sustainable employment rate would have declined in the coming years. On account of the Government’s policy, however, the sustainable employment rate is expected to increase from about 75 per cent in 2010 to about 77 per cent in 2014 in the 16—64 age group.

As a result of the Government’s policy, the sustainable employment rate will be 2.8 percentage points higher in 2014 and counteract the negative effects on the employment rate ensuing from the demographic developments up to 2014. In this period, young people will constitute a growing share of the labour force. This is due to the large number of people born in the 1940s who are in the process of leaving the labour force at the same time that the large cohorts born in the early 1990s are on their way in. The share of foreign born in the working-age population is also expected to increase. The young and the foreign born have lower employment rates than those born in the 1940s, and to the extent that such employment rate differences exist, the demographic changes would contribute to a larger decline in the employment rate up to 2014 than they will with the Government’s policy.

The economic crisis that began in autumn 2008 is also expected to reduce the sustainable employment rate. But since the crisis is not expected to be as deep or protracted as the Government had previously feared, the permanent effects of the crisis on the employment rate will be substantially smaller than previously feared.

1.8.2                     Short-term effects of the Government’s policy

The Government’s policy also has short-term effects on GDP and employment in 2010. A large number of measures have been implemented aimed at dampening the fall in employment and preventing unemployment from becoming persistent at a high level for a long time. The measures taken by the Government in response to the crisis total about SEK 80 billion, or 2.7 per cent of GDP. Reduced taxes, particularly for low- and middle-income earners and for pensioners, reduced social security contributions, a tax reduction for repair, maintenance and improvement, increased central government grants to the local government sector, and various labour market initiatives are some examples.

Together, these measures are expected to lead to a GDP that is 1.9 per cent higher in 2010 than it would have been if they had not been taken and to about 65 000 more people employed than would otherwise have been the case. Sweden also has relatively large automatic stabilisers which have further dampened the fall in demand and employment.

1.8.3                     Distributional effects of the Government’s policies

The direct income distribution effects of all the policies from 2006—2011 are expected to increase household adjusted disposable income by an average 6.9 per cent. In the long run, the greatest effects are expected to appear among those with the lowest incomes. This is because it is primarily this group that is expected to increase its labour supply as a result of the policy pursued. When more people enter the labour market and can thus earn a living instead of be dependent on allowances and transfers, this helps reduce income inequalities and the long-term conditions for high employment and strong growth are improved. For the individual, earned income provides better consumption possibilities and greater chances to chart one’s own course.

In this Budget Bill, the Government proposes an increase in the basic allowance for pensioners and announces an increase in the housing allowance for families with children (to be introduced in 2012). Both these measures primarily target groups with a weak financial position or large dependency burden. The direct effect of these proposals can be expected to favour people in the lower part of the income distribution in particular. The reforms affect women more than men and thus help narrow the income differences between women and men.

The Government’s ambition in this electoral period is to increase the basic allowance for pensioners, raise the in-work tax credit further and raise the lower threshold for the state income tax. The direct effects of this policy involve an increase in adjusted household disposable income of about 1 per cent.

1

Budget Statement

1 Budget Statement

1.1          Policy basis and summary

1.1.1       Time for responsibility

The weakness of public finances, particularly in the United States and a number of euro countries, and the recent turmoil in the financial markets will result in a weaker global economic outlook in the coming period. The intensity and duration of the downturn are very uncertain. Sweden too is adversely affected by the weaker international developments.

The weaker economic outlook and the great uncertainty surrounding it require safety margins in the public finances to ensure that Sweden has the necessary room for manoeuvre to meet a sharper or a prolonged downturn. The aim of the policy is to counter the slowdown in the labour market and continue strengthening welfare and the long-term conditions for jobs, growth and entrepreneurship within the framework of a responsible policy with adequate safety margins.

A fundamental principle of fiscal policy is taking responsibility for public finances. Fiscal policy must not increase the already considerable uncertainty but rather contribute to stability. Core welfare activities must not be cut and households and businesses must not be hit with tax increases. People must feel confident that schools, health care and social services will function. In difficult times, it is particularly important to safeguard social cohesion.

By following a responsible policy that safeguarded the public finances, Sweden could stand on firm ground and was able to manage the financial crisis. At the same time, the Government has been prepared to meet a deeper and longer downturn. The Government has therefore been able to implement strong stabilisation policy measures to combat unemployment without incurring large budget deficits. During the downturn, the Government has also given priority to strong public finances and jobs through stabilisation policy and labour market measures and further structural measures such as strengthening the work-first principle. The Government has also made welfare a priority. Many countries will enter the slowdown now approaching with a large budget deficit and a government debt which even from the outset is unsustainable in the long run. Sweden with its sound public finances is in a much better position to meet the economic slowdown, even if it proves to be deeper and more protracted than currently expected.

The Government’s top priority is to guide Sweden to full employment by reducing exclusion. The value of having a job of one’s own, which provides freedom, security, solidarity and opportunities, cannot be emphasised enough. The policy will continue to create better conditions for growth, employment and welfare in all parts of the country within the framework of long-term sustainable public finances. Additional measures to strengthen the incentives for jobs and business, increase the economic margins for low and middle income earners and improve the functioning of the labour market are essential. The work to reform the education system should continue. Welfare activities will be developed and strengthened.

Sweden, together with other Nordic countries, has the least income inequality in the world. We will safeguard this position by enabling

2

everyone to participate in growth and welfare. In this Budget Bill, the Government therefore proposes measures to improve the financial situation for groups with squeezed margins, including pensioners and families with children who have low incomes. Youth unemployment has been a major problem in Sweden for a long time. The Government therefore proposes measures which can be expected to increase employment among young people.

The ongoing globalisation provides opportunities in the form of increased trade and commerce. At the same time, it requires Sweden to keep strengthening its competitiveness and innovative capacity. Sweden must continue to build on its strengths, such as a knowledge intensive industry, a growing service sector and a well-educated labour force able to adjust to constant structural change. Swedish enterprises must compete in the world market with knowledge and quality — a goal requiring private and public initiatives in education, research and innovation and a well-functioning transport and IT infrastructure.

Sweden is and will continue to be at the forefront of climate and environmental issues. Climate change, together with the preservation of biological diversity, the marine environment and a non-toxic environment, is the Government’s top environmental priority. Climate change is a global challenge and requires a global response. Sweden will pursue a forward-looking and cost-effective climate policy aimed at reducing emissions both nationally and internationally.

In its platform for the 2010 election, the Alliance parties presented a number of proposals, several of which were implemented in the 2011 Budget Bill. In the 2011 Spring Fiscal Policy Bill the Government clearly stated that the remaining reform ambitions could only be implemented if fiscal space existed and on the condition that important welfare and education reforms could be safeguarded. It is the Government’s opinion that there is not scope for all the remaining reform ambitions in the central government budget for 2012 but that they can still be implemented during the Government’s term of office. In addition, the new economic situation requires other kinds of measures. The Government’s reform ambitions will be implemented at a pace that is compatible with adequate safety margins in the public finances.

Less scope for reform in the wake of weaker public finances and the increased need for safety margins require responsible policies and stricter priorities in the central government budget. In the 2012 Budget Bill, the Government proposes measures to combat the slowdown in the labour market, promote a better functioning economy with a sustainable and high level of growth and employment in all parts of the country, reforms to improve welfare and the financial situation of vulnerable groups, and measures to increase competitiveness. The Government also wishes to stress that the work to further strengthen the framework for financial stability and make banks more resistant to financial market turmoil will continue.

1.1.2       Slower growth

Several factors now point to significantly weaker growth in the coming period than forecast in the 2011 Spring Fiscal Policy Bill. The financial market turmoil and increased uncertainty because of the fiscal balance problems particularly in the United States and a number of countries in the euro area will reduce economic growth in the next few years. GDP growth in Sweden will also be sharply reduced in the next year. This is primarily because the financial turmoil will lead to increased household uncertainty, making consumption grow more slowly. Also weaker global demand will contribute to lower GDP growth as export growth slows down over the next few years and businesses have less need to increase investment. All in all, GDP is expected to increase by 1.3 per cent in 2012, a downward revision of the forecast by 2.5 percentage points compared with the estimate in the 2011 Spring Fiscal Policy Bill (see Table 1.1).

Because of the strong slowdown in the Swedish economy in autumn 2011, companies’ need to increase the number of people employed will decline. In principle, employment is expected to be unchanged from end-2011 to the second half of 2013. Unemployment will increase somewhat to an annual average of 7.8 per cent in 2012 and stay at approximately the same level in 2013. As demand in the economy again picks up speed, employment is expected to grow in 2014 and 2015, while unemployment will decrease once more, falling to 5.5 per cent in 2015.

3

Despite a sharp downward revision in growth for 2012 there is still a risk that developments will be significantly weaker than in current forecasts. There is a risk that the fiscal balance problems in some countries will worsen. Thus, the international financial turmoil may increase and the difficulties may spread to the banking sector.

Table 1.1 Summary table

Percentage change unless otherwise stated
Outcome 2010, forecast 2011–2015

	2010	2011	2012	2013	2014	2015
GDP	5.7	4.1	1.3	3.5	3.9	3.7
Productivity in the business sector(1.2)	4.1	3.3	1.1	2.9	2.1	1.6
Hours worked(2)	1.9	1.5	0.2	0.9	2.0	1.9
Employed(3)	1.1	2.2	0.0	0.4	1.6	1.8
Unemployment(4)	8.4	7.5	7.8	7.7	6.6	5.5
Open unemployment(5)	6.0	5.5	5.8	5.7	4.8	4.0
GDP gap(6)	-3.9	-2.2	-3.6	-2.9	-1.6	-0.9
Wages(7)	2.5	2.7	2.9	3.1	3.3	3.3
CPI(8)	1.2	3.0	1.2	1.8	2.6	2.5
Net lending(9)	-0.2	0.1	0.0	0.7	2.1	3.3

(1) Value added at base price per hour worked.

(2) Calendar adjusted data.

(3) Aged 15-74.

(4) Percentage of the labour force aged 15-74.

(5) The number of unemployed aged 16–64 excluding full-time students looking for work as a percentage of the labour force excluding full-time students looking for work.

(6) Percentage of potential GDP.

(7) Hourly wages according to short-term wage statistics.

(8) Annual average.

(9) Public sector. Per cent of GDP.

Sources: Statistics Sweden, National Mediation Office and own calculations.

1.1.3 The need for safety margins affects the scope for reform

Keeping public finances in good order is a cornerstone of the Government’s economic policy. Sweden’s strong public finances have played a decisive role in managing the financial crisis. The uncertainty about the intensity and duration of the downturn makes it even more important in the current situation to ensure that there are sufficient margins to meet a worse and possibly protracted development. The established expenditure ceiling will be observed and the surplus target maintained.

The lower growth will contribute to a less rapid improvement in government net lending than was expected in the 2011 Spring Fiscal Policy Bill. Government net lending for 2012–2015 has been revised downwards by between 1.1 and 2.1 per cent of GDP a year. As a result of this revision, together with the increased need for safety margins, the estimated scope for reform will be less than the forecast in the 2011 Spring Fiscal Policy Bill. In the Government’s opinion, a scope for reform of about SEK 15 billion for 2012 is appropriate, part of which represents temporary measures for meeting the effects of the downturn. Government net lending is expected to be close to balance in 2012. This ensures adequate safety margins for managing a significantly more difficult development than that currently forecast.

1.1.4 Measures in the 2012 Budget Bill

In the 2012 Budget Bill, the Government chooses, within the framework of a responsible policy with good safety margins, to give priority to:

•      measures to address the slowdown,

•      measures for sustainable and high growth, employment and stronger competitiveness,

•      measures ensuring that welfare will benefit everyone, and

•      measures for a stable financial system.

Measures to address the slowdown

To support the long-term unemployed and others with a weak foothold in the labour market, the Government proposes a labour market package with a number of measures to address the downside risks in the labour market. This package also includes measures to improve the employment services by strengthened support and services to those at risk of long-term unemployment, improved follow up of unemployed people’s job searches and higher quality and activity in the job and development guarantee and the job guarantee for young people.

Furthermore, a major extra infrastructure initiative for 2012 and 2013 is proposed. The initiative both creates jobs and meets the pent-up need for operation and maintenance and additional minor investment measures for roads and railways. It also contributes to Sweden’s long-term competitiveness.

Measures for sustainable and high growth, employment and enhanced competitiveness

The Government proposes a number of reforms to get more people working, strengthen the education system and increase the number of new and expanding businesses. The Government proposes reducing the value added tax on restaurant

4

and catering services to create jobs, particularly for young people, and to stimulate entrepreneurship. In order to strengthen the work-first principle, the Government also announces measures to improve the incentives to work for people with financial assistance and establishment benefits. The best income distribution policy in the long run is to provide people with more opportunities to have a job and earn their own living.

The Government also proposes a broad reform package for education as part of the long-term work to improve quality in the education system. The main focus of the reforms is to improve the status of the teaching profession and teachers’ skills by a career development reform with development steps for competent teachers in compulsory and upper secondary schools and initiatives for skills development. The Government also proposes measures to strengthen the quality of the upper secondary school vocational programmes and an initiative for work experience places in technology companies for students from certain programmes in the upper secondary school. Measures in higher education are also proposed with the overall aim of increasing the efficiency, quality and completion rate in higher education.

In addition, a number of tax measures are proposed to improve the conditions for jobs and business, for example, by improvements of the ’3:12 rules’ and measures making saving in shares easier. The Government also proposes measures aimed at improving the conditions for jobs and business throughout Sweden, ensuring a secure and stable energy supply and improving the innovation rate in the economy. The Government will allocate funds to continue expanding the infrastructure for broadband.

Measures ensuring that welfare will benefit everyone

Welfare that is publicly financed should maintain the highest possible quality and benefit everyone. Sweden is and will remain one of the world’s most equitable and gender-equal countries. The burdens imposed by the weaker economy must be distributed fairly so that society will remain united. Pensioners, young adults and families with several children often have a low standard of living with small margins. The Government therefore wants to raise the housing allowance for young people without children and families with children. To improve the situation for pensioners with a low standard of living, the Government also proposes an increase in the housing supplement for old-age pensioners.

Publicly financed health care and social services of high quality help equalise people’s living conditions and opportunities in life. To improve the quality, accessibility and freedom of choice in health care and social services, the Government proposes initiatives to introduce a health care quality register, strengthen the patient’s position and improve accessibility in health care, and initiatives to improve public care for children and young people. The Government also proposes a number of adjustments in the sickness insurance reform, mostly as announced in the 2011 Spring Fiscal Policy Bill. The aim of the proposal is to make the reform work as intended. The Government has reached an agreement with the Green Party on a humane, legally certain and orderly migration policy. The work to give concrete form to the proposals in the agreement has begun.

A stable financial system

A well-functioning financial system is essential for the economy. The financial crisis made it clear that both preventive work and the ability to manage financial crises have to be strengthened. The system introduced in Sweden to manage financial crises is based on the principle that taxpayers’ money must be safeguarded, while financial stability is maintained.

As inadequate international supervision contributed to the emergence of the financial crisis, a new European structure for financial supervision has been created, with a systemic risk council to rapidly identify stability threats and three supervisory authorities to facilitate cross-border supervision.

The work to increase stability in the financial system continues on an ongoing basis. The financial stability framework with a stronger regulatory framework, improved supervision and effective crisis management mechanisms put in place by the Government should be further strengthened. As part of this work, the Government proposes a substantial increase in the resources of the Swedish Financial Supervisory Authority.

Under the Basel III agreement, new capital rules requiring more and better capital in credit

5

institutions are proposed. Sweden has a large banking sector in relation to GDP. To safeguard financial stability and protect taxpayers’ money, it is the Government’s opinion that it should be possible for individual EU Member States to legislate capital requirements that are higher than the new international minimum requirements in Basel III.

6

Table 1.2 Reforms in the 2012 Budget Bill, effect on general government net lending(1)

SEK billion

	2012		2013	2014	2015
Measures to address the slowdown
Infrastructure initiatives	3.55	(2)	2.25
Labour market package	3.54		2.16	1.08	0.42
Measures for sustainably higher growth and employment
Lower VAT on restaurant and catering services	5.40		4.10	4.40	4.60
Tax measures for business and savings	-1.11		3.48	2.93	2.52
Innovation, entrepreneurship and competition	0.05		0.03	0.03	0.03
Action plan for the education system	0.24		0.74	1.18	1.31
Reforms to reduce dependence on financial assistance, etc.			0.15	0.30	0.30
Sustainable growth in all parts of Sweden	0.38		0.38	0.32	0.07
Measures to ensure that everyone shares in welfare
Health care and social services(3)	0.39		0.39	0.39	0.29
Fine-tuning sickness insurance	1.17		1.47	1.17	0.79
Young people and families with children	0.54		0.52	0.52	0.52
Pensioners	0.50		0.50	0.50	0.50
Migration policy	0.85		1.70	1.70	1.70
Tax reductions for donations to non-profit organisations	0.29		0.29	0.29	0.29
Other expenditure reforms	3.83		1.50	1.86	1.64
Other revenue reforms(4)	-1.05		-2.04	-2.23	-2.25
Total reforms that not affecting government net lending	3.56		0.29	0.34	0.34
Deterioration in net lending from proposals in the 2012 Budget Bill	15.03		17.31	14.09	12.38

Note: Amounts are rounded.

(1) A positive value signifies a deterioration in net lending.

(2) Of the change in appropriations, SEK 0.8 billion refers to spending promised in the 2011 Spring Fiscal Policy Bill which will have an impact on government net lending in 2011.

(3) The adjustment in the cost ceiling proposed for visits to outpatient care and for pharmaceuticals has no effect on general government net lending. The adjustment is estimated to increase both public revenue and expenditure by about SEK 0.5 billion in 2012 and by about SEK 1.0 billion a year from 2013.

(4) Including an estimate of revenue from the sale of emission allowances in the EU emissions trading system.

1.1.5       The Government’s continued reform ambitions

Key features of the policies pursued are safeguarding the work-first principle and sustainable public finances in the long term. The Government’s priority is to achieve full employment in Sweden. Everyone who can work should be able to obtain a job. In this way disparities are reduced and sustainable financing of public welfare is ensured. The way to full employment involves restoring the work-first principle and overcoming labour market exclusion, which has grown over the years. There must be a higher return to getting an education and working, it must be easier and less costly to hire new employees and more companies should be started, stay and expand in Sweden.

Against the background of increased turmoil, economic policy will combat the slowdown with temporary labour market and infrastructure measures. At the same time, the Government’s policies in the coming period will also focus on structurally warranted reforms, which will further strengthen Sweden. The Government implemented major reforms contributing to a better functioning economy, increased welfare and macroeconomic stability during its first term of office. This work will also continue in the coming period. The Government’s Future Commission will identify challenges for Sweden.

The Government’s reform ambitions for its current term of office, presented in the 2011 Budget Bill, will be implemented when there is a sustainable scope for reform and the economic situation permits and provided that important reforms in priority areas can be safeguarded.

To reduce exclusion, increase sustainable employment and make it more attractive to get an education and to start and run a business, the Government wants to further strengthen the in-work tax credit and raise the threshold for lower state income tax. When individuals and families get to keep more of their income, their independence and their opportunities to shape their own lives also increase. It is the Government’s ambition to continue improving the business climate and terms for entrepreneurial activity, investment and employment, for example by reviewing corporate taxation. The Government also intends to come back in 2013 or 2014 with proposals for tax cuts for pensioners, provided that public finances are in balance.

7